ANNUAL REPORT

Aptera Motors Corp.



5818 El Camino Real
Carlsbad, CA 92008
858-371-3151

www.aptera.us

In this Annual Report, the terms "Aptera", "the company", "we", "us" and "our" refer to Aptera Motors Corp. and its consolidated subsidiaries. The company, having offered and sold SAFE agreements and shares of Class B Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. A copy of this report may be found on the company's website at https://invest.aptera.us/.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Aptera Motors Corp. was formed on March 4, 2019 under the laws of the state of Delaware, and is headquartered in Carlsbad, California. Our principal business is the development, production, and distribution of energy efficient solar-powered, battery-electric vehicles. Our mission is to create the most efficient transportation on the planet, where every journey is powered by the sun. We have designed the Aptera vehicle to provide up to an estimated 40 miles per day and 11,000 miles per year of solar powered driving by collecting energy from the sun and storing it in our proprietary battery pack. Each vehicle is designed to have over three square meters of embedded solar panels. In addition, we have designed the Aptera vehicle to charge from either a standard home electrical outlet or by using the North American Charging Standard "NACS" connector. We have designed a Launch Edition Aptera with a targeted range of up to 400 miles of driving on a single charge. Kelley Blue Book reports that the average U.S. driver travels 37 miles daily, with Aptera's solar charging capability, we expect that many Aptera owners may never need to plug in to charge their vehicle for daily driving.

Since its inception in 2019, the Company has reached numerous key milestones:

- Substantially complete production-intent vehicle design;

- Established a network of suppliers for capital equipment and bill of materials;

- Built five drivable prototype vehicles;

- Conducted validation and durability testing on production parts to confirm the reliability of our design;

- Implemented a variety of internal controls and protocols as we prepare to scale our business including:

  - cloud-based enterprise resource planning (ERP) suite that enhances the Company's internal controls, financial reporting capabilities and improves data accuracy. Our ERP is ready to be integrated with a manufacturing execution system once production begins.

  - a cloud-based Human Resources Information System (HRIS) that has streamlined the Company's HR processes, including onboarding, payroll, benefits administration, and talent management. The functionality of our HRIS is further enhanced by its interface with our ERP.

- Created a robust intellectual property portfolio;

- Amassed over 48,000 vehicle reservations; and

- Raised over $135 million in funding.

Our Advantages

Vehicle manufacturers that have long histories, highly developed platforms and long-standing processes tend to build upon their existing infrastructure. As a relatively new company without these constraints, we have been able to take a new approach to developing a solar powered vehicle that is based on first-principles engineering, by focusing on weight, aerodynamics, and overall efficiency. The result is a vehicle that achieves meaningful solar powered range, in excess of the average U.S. commute, and that is highly differentiated in functionality, purpose and style. We believe that our vehicle appeals to consumers that are focused on new technologies that aim to maximize positive environmental impacts and provide for unmatched convenience and total costs of ownership.

At Aptera, our vision is to create a new way to move through the world as we aim to modernize vehicle design and manufacturing. We believe the most common method for manufacturing vehicles, the steel stamping of thousands of parts, makes the manufacturing process expensive and inefficient. We believe we have developed superior methods of manufacturing and assembling our vehicles using a small number of strong but lightweight composite structures and "off-the-shelf" parts from established suppliers. We expect to be able to scale production and launch new models in the future.

We expect that these processes will lead to lower manufacturing costs, resulting from:

- Cost efficient and simple tooling;

- Fewer robots and people involved in the manufacturing process;

- No welding; and

- Eliminating approximately 95% of the painting process of a typical 2-5 passenger vehicle.

We also expect to be able to rapidly and inexpensively scale our assembly process through our:

- Reduced vehicle weight and part count, this allows for humans to easily position parts, thereby improving the ease and costs to assemble our vehicle; and

- Use of modularized building processes, automated guided vehicles, and parts that are easily positioned, which we estimate will require substantially less labor and space than traditional steel vehicle manufacturing.

Furthermore, solar power will be an integral part of our platform. Our unique solar panels are designed with the aim of maximizing the energy each vehicle will capture from the sun. Our design gives fully equipped vehicles approximately 700 watts of solar cells that capture energy whether the vehicle is being driven or parked. With minimal energy loss, our automotive-grade solar technology represents a way for electric vehicles ("EVs") to minimize their reliance on the grid for charging.

Our curved, automotive-grade solar panel applications are unique and hold the potential for application beyond passenger cars, where highly durable, light-weight solar charging is beneficial.

Product

We have designed our Launch Edition Aptera to have the following technical specifications:

- 400-mile range

- 0-60 mph in 4 seconds

- Approximately 700 watts of solar cells

- Level 3 charging

- Seats for two passengers

- 32.5 cubic feet of rear storage

Distribution Plan

Our strategy leverages lessons from other EV makers:

- Direct-to-consumer sales;

- Online promotion, test-drive scheduling and events in key markets;

- Regional pre-delivery warehousing in leased facility that require minimal capital expenditures;

- Southern California rollout initially with major metropolitan areas to follow; and

- Mobile service house calls.

Our Market

We believe the EV market is poised for remarkable growth, driven by innovation and sustainability. According to MarketWatch, in the United States, the EV market was estimated at $207 billion in revenue in 2024 and assuming a compound annual growth rate (CAGR) of 11.2% projected to reach approximately $538 billion in 2033. On a global scale, the market is forecasted to expand by $446 billion between 2025 and 2029, growing at a CAGR of 16.4%. These projections underscore the accelerating adoption of EVs worldwide as automakers continue investing in electrification and governments implement policies to support the transition.

Sales data further supports this upward trajectory. According to Kelley Blue Book, in 2024, U.S. consumers purchased 1.3 million EVs, marking a 7.3% increase from the previous year, with EVs now comprising 8.1% of total vehicle sales in the country. Globally, EV sales increased to 17.1 million units, reflecting a 25% year-over-year increase. This growth highlights the increasing consumer shift toward EVs, influenced by declining battery costs, improved charging infrastructure, and a broader range of affordable models.

Looking ahead, BloombergNEF forecasts the EV market will reach $8.8 trillion by 2030 and $57 trillion by 2050, signaling a transformative shift in the automotive industry. The rising demand for EVs is being fueled by heightened awareness of the environmental impact of gas-powered vehicles, fluctuating fuel prices, and continued innovation in battery technology. As a result, the EV market presents significant opportunities for manufacturers, investors, and policymakers to drive sustainable mobility forward.

We believe the most successful entities in the U.S. EV market are those that have developed vehicles from the ground up, as opposed to modifying existing vehicle models. We differentiate our product by advancing this methodology, conducting a thorough reexamination of vehicle design to optimize solar energy utilization. This strategic initiative positions our vehicles to address a wider spectrum of the EV market, as they are not contingent on costly charging infrastructure.

Suppliers

We have signed an agreement with Chery New Energy Automobile Co. Ltd. ("Chery") to form a collaborative relationship for supplying production parts and certain vehicle platforms.

The agreement Chery provides us access to their established supply chain, which helps streamline our procurement and production process. In addition, we plan to incorporate certain Chery technologies and parts, such as their HVAC (Heating, Ventilation, and Air Conditioning) system, into our vehicles. This collaboration aims to accelerate our lead-up to production and drive the advancement of solar mobility. As consideration, we agreed to pay Chery $1 million cash and $5 million in Class B common stock. Additionally, we have a technical services agreement with Chery to assist us with feasibility studies and technical services related to certain vehicle components.

We rely on a network of suppliers for various components of our vehicles, including battery cells, battery management systems, motors, chassis, suspension parts, electrical connectors, sensors, solar cells, and thermal management systems.

In addition, we have important supplier relationships with Yazaki, an engineering service supplier and line prototype and production part supplier, C.P.C. S.r.l. (CPC), a specialized composite manufacturer, and CTNS, a Korean battery production line supplier.

The Company has a non-binding arrangement with Yazaki. Under the terms of the arrangement, Yazaki is expected to supply specific production parts for Aptera's low-voltage and high-voltage electrical harness, including wiring, connectivity, charge ports, and other utilities. Yazaki also provides engineering services to help the Company develop and integrate these parts into its vehicles.

The Company has incurred significant expenses with CPC related to tooling and manufacturing the initial units of its composite body structure. Aptera and CPC have entered into a non-binding agreement to supply composite materials and potentially manufacture vehicle body components. Until this agreement becomes binding, the terms may be amended at any time by either party.

The Company entered into a strategic alliance with CTNS to build battery packs for the Aptera vehicle and develop other energy solutions. This partnership will allow the Company to reduce the cost and risk of its battery program by leveraging CTNS experience in battery line development. CTNS is expected to build the Company's battery line as well as supply and manufacture battery packs for its vehicles. The alliance with CTNS has been formalized through a non-binding memorandum of understanding (MOU) and will only become binding through the mutual formation of a joint venture.

Environmental Impact

When produced at scale, we believe our vehicle will have significant positive environmental impacts. With the efficiency that we have designed into our vehicle, if one out of every 20 internal combustion engine ("ICE") vehicles on the road today were replaced with an Aptera vehicle, Americans would save 18 million gallons of gasoline every day or six billion gallons per year (assuming 20mpg ICE vehicle).

Competition

We compete primarily with vehicle manufacturers in the automotive and motorcycle segments. However, vehicle manufacturers of all types are increasingly devoting more resources to developing hybrid and EVs and some manufacturers are also beginning to include solar components, which could compete directly with us.

Legal and Regulatory Environment

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

In July 2024, Zaptera USA, Inc. ("Zaptera") filed a complaint against Aptera Motors Corp., which was amended on February 23, 2025. The amended complaint alleges patent infringement, theft of trade secrets, tortious interference, and fraudulent inducement. Zaptera has also named Aptera (Assignment for the Benefit of Creditors), LLC as a nominal defendant, an entity entirely separate from and unaffiliated with Aptera Motors Corp. The lawsuit seeks compensatory, enhanced, and exemplary damages, disgorgement of profits, and injunctive relief. Aptera intends to vigorously defend itself and believes the claims are without merit.

In January 2025, we received a subpoena for documents from the staff of the Securities and Exchange Commission ("SEC") related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of an ongoing SEC investigation (the "SEC Investigation"). We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our company.

We are not aware of any other pending or threatened legal actions that we believe would have a material impact on our business.

Employees/Consultants

As of December 31, 2024, we had 33 full-time employees. We currently have an employee stock option plan but no pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future. Our employees are not represented by a labor union and we consider our relationship with them to be satisfactory.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Intellectual Property

We have been granted four patents, seven design patents and three utility patents. We have 94 pending patent applications worldwide with 52 patent applications pending in the United States, and our patenting process is ongoing. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Registered Patents

JURISDICTION	TITLE	STATUS	APP. NO.	APP. DATE	PAT. NO.	PATENT
US	Three-Wheeled Vehicle	Patented	29702899	8/22/2019	D0912586S	3/9/2021

US	Solar Panel Layout On A Vehicle	Patented	29707452	9/27/2019	D0939430S	12/28/2021
US	Plant Providing Continuous Process For Making Laminated Solar Panels	Patented	18168274	2/13/2023	11876145	1/16/2024
US	Aerodynamic Heat Exchanger For A Vehicle	Patented	17930473	9/8/2022	11752830	9/12/2023
US	Aerodynamic Heat Exchanger For A Vehicle	Patented	18448567	8/11/2023	11975591	4/17/2024
US	Strain-Relieving Solar Cell Interconnect	Patented	29834349	4/11/2022	D1059258	1/8/2025
US	Strain-Relieving Solar Cell Interconnect (2 Cells)	Patented	29835150	4/15/2022	1059259	1/8/2025
US	Strain-Relieving Solar Cell Interconnect (Z-Style)	Patented	29835153	4/15/2022	1060204	2/4/2025
US	Strain-Relieving Solar Cell Termination Interconnect	Patented	29838243	5/11/2022	D1060205	2/4/2025
IDR	Display Screen or Portion Thereof With Animated Graphical User Interface for a Solar Mobility Vehicle	Patented	35003253	5/5/2024	DM/242420	5/5/2024

THE COMPANY'S PROPERTY

The Company leases a 77,000 square foot facility in Carlsbad, California. The property is intended for production of solar panels, battery packs and final vehicle assembly.

The Company's production facility is not yet fully operational and requires additional equipment. Once the equipment is installed, we expect to be able to produce up to 20,000 vehicles per year. However, the actual number of vehicles produced will depend on several factors, including:

- Successful installation of the equipment

- Market demand for our vehicles

- Availability of necessary materials and labor

Previously, we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation and testing process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company's officers and directors are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:				
Chris Anthony	Co-Chief Executive Officer and Interim Chief Financial Officer	48	March 2019 – Present	Full-time
Steve Fambro	Co-Chief Executive Officer and Secretary	57	March 2019 – Present	Full-time
Directors:				
Chris Anthony	Director	48	March 2019 – Present	N/A
Steve Fambro	Director	57	March 2019 – Present	N/A

Chris Anthony, Co-Chief Executive Officer, Interim Chief Financial Officer, and Director:

Chris Anthony is our Co-CEO and Interim Chief Financial Officer. Chris was also a founder and former CEO of Flux Power, an advanced lithium-battery technology company from October 2009 – December 2019. He was also the founder and CEO of Epic boats, a technology leader in the pleasure boat market, between July 2002 and December 2018. Chris has raised more than $200m in private equity, Direct Public Offering, and grant funding for technology ventures. Chris holds a BS in Finance from the Cameron School of Business at UNC.

Steve Fambro, Co-Chief Executive Officer and Director:

Steve Fambro is our Co-CEO and Secretary. Steve was a venture partner and COO of Ocean Holding, an investment and development company dedicated to advancing the use of clean, renewable energy from July 2015 to August 2017. He was also the founder of Famgro, which built an efficient pesticide and herbicide-free indoor food-production system from January 2010 to March of 2015. Steve holds a BSEE from University of Utah with an emphasis in electromagnetics and antenna design.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

For the year ended December 31, 2023, we paid $89 thousand for investment advisory services provided by Brian Snow, a former director of the Company.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business and Industry

We have a limited operating history upon which you can evaluate our performance, and have not yet generated any profits. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

The company was incorporated under the laws of the State of Delaware on March 4, 2019, and we have not yet generated profits. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of our technology and platform. We anticipate that our operating expenses will increase in the near future, and there is no assurance that we will generate significant revenue or become profitable in the near future. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Our auditor has issued a "going concern" opinion.

The company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the company's ability to continue as a going concern and our existing cash resources are not sufficient to meet our anticipated needs over the next 12 months from the date hereof. During the next 12 months, the company intends to fund its operations with funds received from our Regulation A offering and our proposed future campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

The company plans to raise significantly more capital and future fundraising rounds could result in dilution.

Aptera will need to raise additional funds to finance its operations or fund its business plan. Even if the company manages to raise subsequent financing or borrowing rounds, the terms of those borrowing rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to the company's financial resources (such as liens over its assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically.

We anticipate that we will initially depend on revenue generated from a single model and in the foreseeable future will be significantly dependent on a limited number of models.

Similar to other passenger vehicle startups, we anticipate that revenue will initially be generated from a single vehicle model and in the foreseeable future will be significantly dependent on a single or limited number of models. We expect to rely on sales from our vehicles, among other sources of financing, for the capital that will be required to develop and commercialize subsequent models. To the extent that production is delayed or reduced, or is not well-received by the market for any reason, our revenue and cash flow would be adversely affected, we may need to seek additional financing earlier than we expect, and such financing may not be available to us on commercially reasonable terms, or at all.

We are dependent on our suppliers for vehicle components, some of which are single-sourced due to their unique attributes. The inability or unwillingness of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components or to implement or maintain effective inventory management and other systems, processes and personnel to support ongoing and increased production, could have a material adverse effect on our results of operations and financial condition.

We rely and intend to rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. While we plan to obtain components from multiple sources whenever possible, many of the components used in our vehicles will be custom and purchased by us from a single source. Our limited, and in some cases single-source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for our production. Our third-party suppliers may not be able to meet our required product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications or provide necessary warranties for their products that are necessary for use in our vehicles. Further we are still in the process of negotiating with many of our suppliers, and we have not formalized many of those relationships with binding agreements. Our ability to negotiate these contracts or termination of such relationships could have detrimental effects on our business and slow down our production schedule.

We have been affected by ongoing, industry-wide challenges in logistics and supply chains, such as increased supplier lead times and ongoing constraints of semiconductor supply. We expect that these industry-wide trends may continue to affect the ability of us and our suppliers to obtain parts, components and manufacturing equipment on a timely basis for the foreseeable future, and may result in increased costs. Changes in our supply chain or production needs in order to meet our quality targets and development timelines as well as due to design changes have resulted in cost increases from our suppliers.

Any significant increases in our production may in the future require us to procure additional components in a short amount of time and our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. In many cases, our suppliers provide us with custom-designed parts that would require significant lead time to obtain from alternative suppliers, or may not be available from alternative suppliers at all. If we are unable to obtain suitable components and materials used in our vehicles from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. Further, if we are unsuccessful in our efforts to control and reduce supplier costs, our results of operations will suffer. Alternatively, if our production decreases significantly below our projections for any reason, we may not meet all of our purchase commitments with suppliers with whom we have non-cancelable long-term purchase commitments. If we are unable to fully utilize our purchase commitments, there could be a material adverse effect on our results of operations.

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to our manufacturing facilities and servicing locations and at much higher volumes. In addition, we have not yet begun mass production and servicing vehicles. Accordingly, our ability to scale production and initiate vehicle servicing and mitigate risks associated with these activities has not been thoroughly tested. If we experience logistics challenges, are unable to accurately match the timing and quantities of component purchases to our actual needs, successfully recruit and retain personnel with relevant experience, timely comply with applicable regulations, or successfully implement automation, inventory management and other systems or processes to accommodate the increased complexity in our supply chain and manufacturing operations, it could impair our ability to produce our vehicles on our anticipate timeframe (or at all), which would have a material adverse effect on our results of operations and financial condition.

We have limited experience in high volume manufacture of our vehicles.

Given the limited experience, we cannot provide assurance in our capability to develop and implement efficient, automated, low-cost logistics and production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our vehicles. Even if we are successful in developing our high volume production capability and processes and reliably source our component supply, no assurance can be given as to whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or in time to meet our commercialization schedules, or to store and deliver parts in sufficient quantities to the manufacturing lines in a manner that enables us to maintain our production ramp curve and rates, or to satisfy the requirements of customers and potential customers. Any failure to develop and implement such logistics, production, quality control, and inventory management processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, results of operations, prospects and financial condition. We have experienced delays in our timeline for getting to production in the past due to financial constraints, supply chain issues and disruptions, technological challenges and certain regulatory certifications. Such bottlenecks and other unexpected challenges have and may continue to arise as we ramp production of Aptera, and it will be important that we address them promptly while continuing to control our logistics and manufacturing costs. If we are not successful in doing so, or if we experience issues with our logistics and manufacturing process improvements, we could face further delays in establishing and/or sustaining our production ramps or be unable to meet our related cost and profitability targets.

If our vehicles fail to perform as expected, our ability to develop, market and sell or lease our products could be harmed.

Our vehicles or the components installed therein may contain defects in design and manufacture that may cause them not to perform as expected or that may require repairs, recalls, and design changes, any of which would require significant financial and other resources to successfully navigate and resolve. Our vehicles will use a substantial amount of software code to operate, and software products are inherently complex and may contain defects and errors when first introduced. If our vehicles contain defects in design and manufacture that cause them not to perform as expected or that require repair, or certain features of our vehicles such as bi-directional charging or ADAS features take longer than expected to become available, are legally restricted or become subject to additional regulation, our ability to develop, market and sell our products and services could be harmed. Although we will attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts could significantly distract management's attention from other important business objectives, may not be timely, may hamper production or may not be to the satisfaction of our customers. Further, our limited operating history and limited field data reduce our ability to evaluate and predict the long-term quality, reliability, durability and performance characteristics of our battery packs, powertrains and vehicles. There can be no assurance that we will be able to detect and fix all defects in our products prior to their sale or lease to customers.

Any defects, delays or legal restrictions on vehicle features, or other failure of our vehicles to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims and significant warranty and other expenses, and could have a material adverse impact on our business, results of operations, prospects and financial condition. Any such defects or noncompliance with legal requirements could also result in safety recalls. As a new entrant to the industry attempting to build customer relationships and earn trust, these effects could be significantly detrimental to us. Additionally, problems and defects experienced by other electric consumer vehicles could by association have a negative impact on perception and customer demand for our vehicles.

In addition, even if our vehicles function as designed, we expect that the battery efficiency, and hence the range, of our electric vehicles, like other electric vehicles that use current battery technology, will decline over time. Other factors, such as usage, time and stress patterns, may also impact the battery's ability to hold a charge, or could require us to limit vehicles' battery charging capacity, including via over-the-air or other software updates, for safety reasons or to protect battery capacity, which could further decrease our vehicles' range between charges. Such decreases in or limitations of battery capacity and therefore range, whether imposed by deterioration, software limitations or otherwise, could also lead to consumer complaints or warranty claims, including claims that prior knowledge of such decreases or limitations would have affected consumers' purchasing decisions. Further, there can be no assurance that we will be able to improve the performance of our battery packs, or increase our vehicles' range, in the future. Any such battery deterioration or capacity limitations and related decreases in range may negatively influence potential customers' willingness to purchase our vehicles and negatively impact our brand and reputation, which could adversely affect our business, prospects, results of operations and financial condition.

The company operates in a capital-intensive industry.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. We will need to raise additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed, in which case we will cease operating and you may lose your entire investment.

The terms of any loan may not be favorable to the company.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the company's business, results of operations or financial condition.

Aptera operates in a highly competitive market.

The company competes with many other passenger vehicle manufacturers that have substantially greater resources than the company. Such competition may result in the company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the company's operations and develop its vehicles. The company's inability to compete with other passenger vehicle manufacturers for a share of the energy efficient vehicle market would have a material adverse effect on the company's results of operations and business.

We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our vehicle. The company is in the process of validating its vehicle design, and purchasing the tools and equipment needed to convert into the production stage. Our start date for production is uncertain and highly dependent on our ability to raise capital; however, we expect there will often be significant changes required from the prototypes to a vehicle that can be mass produced. Further, we operate in a capital intensive business and will need adequate funding to accomplish our goals. For instance, we have experienced production delays in the past due to: financial constraints, specifically we have not raised capital in the large blocks of capital required to fully fund our tooling, validation program and manufacturing facility; supply chain issues and disruptions, particularly during the time of the COVID pandemic and immediately thereafter; technological challenges which, in prototype testing, have caused us to redesign or find alternate suppliers for certain components of our vehicle; and certain regulatory requirements that we must meet for our vehicle to obtain safety certifications. For these reasons, though we originally anticipated production would begin in 2021, and we have had to reset our expectations several times. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Our success is dependent upon consumers' willingness to adopt energy-efficient, solar-powered vehicles.

If we cannot develop sufficient market demand for energy-efficient, solar powered vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

· perceptions about battery life, range and other performance factors;

- the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

- improvements in the fuel economy of the internal combustion engine;

- the environmental consciousness of consumers;

- volatility in the cost of oil and gasoline; and

- government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, solar-powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

Our Vehicles face several regulatory hurdles.

Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements, though most are self-certified, may delay our production launch, thereby adversely affecting our business and financial condition.

Passenger vehicles, like those produced by the company, are highly regulated and are subject to regulatory changes.

The company is aware that the National Highway Transportation Safety Administration is reviewing whether to adopt new safety regulations pertaining to three-wheeled passenger vehicles. Currently, US motorcycle regulations apply to such vehicles. New regulations could impact the design of our vehicles and our ability to produce those vehicles, possibly negatively affecting our financial results. Additionally, state level regulations are inconsistent with regard to whether a helmet is required to operate one of our vehicles. Sales may be negatively impacted should any state alter its requirements with regard to customer use of helmets.

Demand in the passenger vehicle industry is highly volatile.

Volatility of demand in the passenger vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We may be affected by uncertainty over government purchase incentives.

The company's vehicle cost thesis strongly benefits from purchase incentives at the state and national government levels. The existence or lack of tax incentives will affect the adoption velocity of our products in the marketplace. An inability to take advantage of tax incentives may negatively affect our revenues.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

After we begin selling products, we may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The passenger vehicle industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.

We have been granted four patents, seven design patents and three utility patents. We have 52 patents pending, and our patenting process is ongoing. These patents cover our electrical CAN/LIN Bus system, aerodynamic shape, solar integration, suspension, battery, HVAC, body, thermal management and manufacturing techniques. To date, we have relied on copyright, trademark and trade secret laws, as well as confidentiality procedures and licensing arrangements, to establish and protect intellectual property rights to our vehicle cooling method, process technologies and vehicle designs. We typically enter into confidentiality or license agreements with employees, consultants, consumers and vendors to control access to and distribution of technology, software, documentation and other information. Policing unauthorized use of this technology is difficult, and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

There is currently pending litigation against the company.

We are subject to a patent infringement suit filed in July 2024, see "The Company's Business – Legal Environment". The company intends to vigorously defend these claims. While the company believes these claims to be without merit, the company's obligation to litigate or otherwise fight these matters may take time, effort, and resources away from the company that might otherwise be used in pursuit of furthering its business plan. Such a diversion of our limited resources could result in further delays to our production goals. Further, if the company were to lose on the merits, in addition to the financial and resource costs of litigation, the company may be subjected to monetary damages, which could have a material adverse effect on the company's results of operations and business.

The company is aware that it is the subject of an investigation from the Commission.

In January 2025, the company received a subpoena for documents from the staff of the Commission related to the company's securities offerings and production, design, and manufacture of its vehicle relevant to an ongoing investigation. The company is cooperating with the investigation and intends to produce documents in response. The Commission informed the company that its investigation does not mean that it has concluded that anyone has violated the law and that receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. The company, however, can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the company.

Responding to the subpoena, and any subsequent inquiries or legal proceedings, will require the dedication of management's time and attention and may result in the incurrence of significant expenses, including legal, accounting, and other professional services fees. The company cannot predict the outcome of the investigation. While the company is cooperating fully, the possibility exists that the investigation could lead to legal proceedings.

Such proceedings, if they occur, could have a material adverse effect on the company's business, financial condition, results of operations, and cash flows.

Our failure to obtain or maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position depends in part upon our ability to obtain or maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

·   pay substantial damages;

·   cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

·   expend significant resources to develop or acquire non-infringing intellectual property;

·   discontinue processes incorporating infringing technology; or

·   obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The company's insurance may not be sufficient.

There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company's insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company's financial condition or results of operations.

The company anticipates it will be required to become a reporting company with the SEC in 2025.

The company anticipates it will be required to register its securities with the SEC under the Exchange Act and become a reporting public company in 2025. It is in the process of preparing the necessary registration forms, and obtaining financial statements audited in accordance with the Public Company Accounting Oversight Board.

Becoming a reporting company will subject the company to additional initial and on-going compliance and reporting costs and administrative burdens. Additionally, the information that will be provided pursuant to registration under the Exchange Act and its ongoing disclosure requirements is more extensive than that required under Regulation A and Regulation Crowdfunding.

Our financial controls may be inadequate for a reporting public company.

The financials controls the company currently has in place were designed for a company that makes reports pursuant to Regulation A. The financials disclosure requirements of the Exchange Act place a higher burden on the company than the requirements of Regulation A. Our current financial controls may prove inadequate for a reporting public company. If we fail to adapt our financial and internal controls, or if we encounter other unexpected difficulties, our business, financial condition and operating results will suffer.

This risk is illustrated by the fact that the company has restated its previously reported financial statements as of and for the year ended December 31, 2023, and related disclosures. The restatement of the company's financial statements is subsequent to an independent audit of the year 2024 financial statements. During the audit of the fiscal year 2024 financial statements, the company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024. Specifically, the company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods. As a result, the company restated its previously issued financial statements for the year ended December 31, 2023. The effects of the restatement, including the correction of all errors identified by company's management are reflected in the company's financial statements and accompanying notes included herein.

Our current management team has limited experience managing an SEC reporting company.

Most members of our management team have limited experience managing an SEC reporting company, including complying with the increasingly complex laws pertaining to public companies and additional interactions with investigators. If we become a public company, we will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. These obligations require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and operating results.

Aptera depends on a small management team and may need to hire more people to be successful.

The success of the company will greatly depend on the skills, connections and experiences of the executives, Chris Anthony and Steve Fambro. The company has not entered into employment agreements with any of the aforementioned executives. There is no guarantee that the executives will agree to terms and execute employment agreements that are favorable to the company. Should any of them discontinue working for the company, there is no assurance that the company will continue. Further, there is no assurance that the company will be able to identify, hire and retain the right people for the various key positions.

The company relies on outside parties to provide technological and manufacturing expertise.

The company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce energy efficient, solar-powered automobiles. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the company.

A global economic recession, government closures of banks and liquidity concerns at other financial institutions, or other downturn may have a material adverse impact on our business, prospects, results of operations and financial condition.

A global economic recession or other downturn, whether due to inflation, global conflicts or other geopolitical events including public health crises, interest rate increases or other policy actions by major central banks, government closures of banks and liquidity concerns at other financial institutions, or other factors, may have an adverse impact on our business, prospects, financial condition and results of operations. Adverse economic conditions as well as uncertainty about the current and future global economic conditions may cause our customers to defer purchases or cancel their reservations and orders in response to higher interest rates, availability of consumer credit, decreased cash availability, fluctuations in foreign currency exchange rates, and weakened consumer confidence. Reduced demand for our products may result in difficulty in selling our securities, which has been our primary source of funding to date, which in turn would have a material adverse impact on our business, prospects, financial condition and results of operations. An economic downturn is likely to have a heightened adverse effect on us compared to many of our electric vehicle, motorcycle and traditional automotive industry competitors, to the extent that consumer demand is reduced in favor of lower-priced alternatives. In addition, any economic recession or other downturn could also cause logistical challenges and other operational risks if any of our suppliers, sub-suppliers or partners become insolvent or are otherwise unable to continue their operations, fulfill their obligations to us, or meet our future demand.

In addition, the deterioration of conditions in global credit markets may limit our ability to obtain external financing to fund our operations and capital expenditures on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure, and we might not have sufficient resources to conduct or support our business as projected, which would have a material adverse effect on our business, prospects, results of operations, and financial condition.

We will require additional capital to support business growth, and this capital might not be available on commercially reasonable terms, or at all.

We have funded our operations since inception primarily through equity and debt financings. For example, we raised more than $100 million through Regulation A offerings since May 2021. In addition, we have raised funds through Regulation CF and are currently selling securities under Regulations A and D. We anticipate that we will continue to need to raise additional funds through equity, equity-linked or debt financings. Our business is capital-intensive, and we expect the costs and expenses associated with our planned operations will continue to increase in the near term. We do not expect to achieve positive cash flow from operations for several years, if at all.

Our plan to continue the commercial production of our vehicles and grow our business is dependent upon the timely availability of funds and further investment in design, engineering, component procurement, testing, and the build-out of manufacturing capabilities. In addition, the fact that we have a limited operating history means that we have limited historical data on the demand for our vehicles. As a result, our future capital requirements are uncertain, and actual capital requirements may be greater than what we currently anticipate.

If we raise additional funds through further issuances of equity or equity-linked securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

We may not be able to obtain additional financing on terms favorable to us, if at all. Our ability to obtain such financing could be adversely affected by a number of factors, including general conditions in the global economy and in the global financial markets, including recent volatility and disruptions in the capital and credit markets, including as a result of inflation, government closures of banks and liquidity concerns at other financial institutions, interest rate changes, global conflicts or other geopolitical events, or investor acceptance of our business model. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us.

Risks Related to Our Securities

There is no current market for our Securities.

There is no formal marketplace for the resale of our securities. The securities may be traded over-the-counter to the extent any demand exists. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Further, there will likely never be a formal marketplace for the resale of our preferred stock therefore you will need to convert your securities into common stock, if and when there is a formal market, in order to trade them. Since we have not yet established a trading forum for the preferred stock, common stock or Class B Common Stock, there will be no easy way to know what the securities are "worth" at any time.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of any securities you sell.

Our officers control the company and we currently have no independent directors.

Two of our executive officers and directors are currently also our controlling shareholders. As holders of 55.00% of the outstanding Class A Common Stock, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the company, having extra checks and balances to prevent fraud and produce reliable financial reports.

Our executive officers and directors may be subject to potential conflicts of interest arising from outside business activities.

We may be subject to various potential conflicts of interest, including financial, legal or other business disputes which may harm the reputation and valuation of the Company, and in turn, the individual share value, because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.

We do not intend to pay dividends on our Securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Securities.

We have never declared or paid any cash dividend on our Securities and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Securities will depend upon any future appreciation in their value. There is no guarantee that the Securities will appreciate in value or even maintain the price at which you purchased them or have any value at all.

Our Certificate of Incorporation has a forum selection provision that requires disputes be resolved in the Court of Chancery in the State of Delaware, regardless of convenience or cost to you, the investor.

Our Certificate of Incorporation contains an exclusive forum provision for certain lawsuits including any derivative action brought on behalf of the company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that this exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The exclusive forum provision in the certificate of incorporation does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

This forum selection provision may limit an investor's ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The company has series of preferred stock with rights superior to those of the Common Stock, including a liquidation preference.

The company has series of preferred stock that have rights superior to those of those of Common Stock. Specifically, holders of preferred stock have liquidation preferences over holders of Common Stock. This liquidation preference is paid if the amount a holder of preferred stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of preferred stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur that resulted in a distribution of potentially up to approximately $4.7 million, the holders of those series of preferred stock could be entitled to all proceeds of cash distributions, see "Description of Capital Stock".

The company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our bylaws contain a drag-along provision and if enforceable, our stockholders will be subject that provision related to the sale of the company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the that or otherwise participate in the transaction even if they don't want to sell their shares at that price or participate in that transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of March 3rd, 2025, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company's voting securities or having the right to acquire those securities. The table assumes that all options have vested.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Class A Common Stock	Michael Johnson Properties, Ltd.	15,249,750	27.50%
Class A Common Stock	Chris Anthony	15,000,000	27.05%
Class A Common Stock	Steve Fambro	15,000,000	27.05%
Class A Common Stock	Patrick H. Quilter Trust	5,724,000	10.32%
Class A Common Stock	All executive officers and directors as a group (2 individuals)	30,000,000	54.09%

(1) The address for all the executive officers, directors, and beneficial owners is c/o Aptera Motors Corp., 5818 El Camino Real, Carlsbad, CA 92008.

(2) Based on 55,460,996 shares of Class A Common Stock outstanding on March 10th, 2025.

RECENT OFFERINGS OF SECURITIES

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Since March 17th, 2022, the company has made the following sales of unregistered securities:

- Since March 17, 2022, the company has issued to our directors, officers, employees, consultants and other service providers an aggregate of 4,140,849 shares of our Class B Common Stock at per share purchase prices from $9.20 to $10.50 pursuant to exercises of options under the Company's 2021 Stock Option and Incentive Plan in reliance on Rule 701 promulgated under the Securities Act.

- From [date three years prior] until December 31, 2022, the company issued 1,159,092 shares of our Class A Common Stock in reliance on Section 4(a)(2) of the Securities Act, for consideration of approximately $10.2 million.

- For the year ended December 31, 2022, in our Regulation A offering the company sold 3,116,400 shares of Class B Common Stock in reliance on Regulation A of the Securities Act for consideration of approximately $28.7 million where Dalmore Group, LLC were the broker-dealers and received $287 thousand in commissions.

- In 2022, the company sold 448,315 shares of Class B Common Stock in reliance on Section 4(a)(2) of the Securities Act, to certain service providers for approximately $6.0 million of services performed.

- During the year ended December 31, 2022, the company issued SAFE Agreements in the amount of $80 thousand in reliance on Section 4(a)(2) of the Securities Act to certain of our service providers.

- In 2022, the company sold 77,079 shares of Series B-1 Preferred Stock in reliance on Regulation D of the Securities Act, to certain investors for $709 thousand.

- For the year ended December 31, 2023, in our Regulation A offering the company sold 3,230,147 shares of Class B Common Stock in reliance on Regulation A of the Securities Act for consideration of approximately $33.9 million where Dalmore Group, LLC and OpenDeal Broker LLC were the broker-dealers and received $323 thousand and $71 thousand in commissions, respectively.

- In 2023, the company sold 208,028 shares of Class B Common Stock in reliance on Section 4(a)(2) of the Securities Act, to certain service providers for approximately $2.3 million of services performed.

- From May 30, 2024 to September 19, 2024, in a Regulation Crowdfunding offering the company sold 475,510 shares of Class B Common Stock in reliance on Regulation Crowdfunding of the Securities Act for consideration of approximately $5.0 million where Jumpstart Micro, Inc. was the broker-dealers and received $250 thousand in commissions.

- During the year ended December 31, 2024, in our Regulation A offerings the company sold 966,112 shares of Class B Common Stock in reliance on Regulation A of the Securities Act for consideration of approximately $10.2 million where Dalmore Group, LLC and OpenDeal Broker LLC were the broker-dealers and received $100 thousand and $12 thousand in commissions.

- During the year ended December 31, 2024, in a Regulation D offering the company sold 770,123 shares of Class B Common Stock in reliance on Regulation D of the Securities Act for consideration of approximately $7.5 million.

- During the year ended December 31, 2024, in a Regulation D offering the company sold $675,000 worth of convertible notes in reliance on Regulation D of the Securities Act. The notes will bear interest at an annual rate of 12% and will mature 24 months from the date of issuance. The notes will be convertible into shares of Aptera's common stock at a conversion price to be determined at the time of conversion, subject to certain adjustments where US Capital Global Securities, LLC were the broker-dealers and received $47 thousand in commissions.

- From January 1, 2025 to March 17, 2025, in our Regulation A offerings the company sold 13,653 shares of Class B Common Stock in reliance on Regulation A of the Securities Act for consideration of approximately $0.2 million where Dalmore Group, LLC were the broker-dealers and received $2,000.

- From January 1, 2025 to March 17, 2025, in a Regulation D offering the company sold 38,697 shares of Class B Common Stock in reliance on Regulation D of the Securities Act for consideration of approximately $0.4 million.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects Aptera's Amended and Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Amended and Restated Certificate of Incorporation and the Amended and Bylaws, which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description Aptera's capital stock, you should refer to our Amended and Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The authorized capital stock of the company consists of 305,000,000 shares of Common Stock, par value $0.0001 per share, 190,000,000 of which shares are designated as "Class A Common Stock" and 115,000,000 of which shares are designated as "Class B Common Stock" and 31,304,495, par value $0.0001 per share (the "Preferred Stock"), 217,391 of which shares are designated as "Series B-1-A Preferred Stock," 379,774 of which shares are designated as "Series B-1-B Preferred Stock," 4,234,991 of which shares are designated as "Series B-1-C Preferred Stock," 772,597 of which shares are designated as "Series B-1-D Preferred Stock," 4,618,667 of which shares are designated as "Series B-1-E Preferred Stock," 1,071,984 of which shares are designated as "Series B-1-F Preferred Stock," and 9,091 of which shares are designated as "Series B-1-G Preferred Stock," (the Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock, and Series B-1-G Preferred Stock, collectively, the "Series B-1 Preferred Stock").

As of December 31, 2024 the company has the following outstanding securities:

- 55,460,996 shares of Class A Common Stock

- 14,633,970 shares of Class B Common Stock

- 77,079 shares of Series B-1-A Preferred Stock

- 379,774 shares of Series B-1-B Preferred Stock

- 4,234,991 shares of Series B-1-C Preferred Stock

- 772,597 shares of Series B-1-D Preferred Stock

- 4,618,667 shares of Series B-1-E Preferred Stock

- 1,071,984 shares of Series B-1-F Preferred Stock

- 9,091 shares of Series B-1-G Preferred Stock

In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors.

Our Class A Common Stock has voting rights and our Class B Common Stock and Series B-1 Preferred Stock do not have voting rights under our Amended and Restated Certificate of Incorporation. See "Item 11. Description of Registrant's Securities - Common Stock – Voting Rights" and "Preferred Stock – Voting Rights" below for further details.

Common Stock

Class B Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Common Stock; except that our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law.

Voting Rights

Our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law, for instance, if we were to:

- change the par value of the common stock; or

- amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

Generally, for changes in par value, it would require the majority approval of all holders of our Common Stock as well as holders of Series B-1 Preferred Stock on an as converted basis voting as a single class, to approve such change.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A Common Stock shall be entitled to elect, remove and replace all directors of the company.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the company's Series B-1 Preferred Stock), The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Subject to preferences that may be applicable to any then outstanding class of capital stock having prior rights to dividends (including the company's Series B-1 Preferred Stock), In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Conversion Rights

Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.

On any transfer of shares of Class A Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class B Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

25,460,996 shares of the company's Class A Common Stock are subject to transfer restrictions . Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the company has a right of first refusal to purchase those shares.

Other Rights

Holders of Aptera's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera's Class A or Class B Common Stock.

Preferred Stock

We have authorized the issuance of seven series of Preferred Stock, designated Series B-1-A Preferred Stock, Series B-1-B Preferred Stock, Series B-1-C Preferred Stock, Series B-1-D Preferred Stock, Series B-1-E Preferred Stock, Series B-1-F Preferred Stock and Series B-1-G Preferred Stock. Collectively, the Series B-1 Preferred Stock enjoy substantially similar rights, preferences, and privileges.

In addition, our board of directors will have the authority, without further action by our stockholders, to designate and issue shares of Preferred Stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as our board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;

- reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

- delaying, deterring, or preventing a change-in-control or other corporate takeover.

Series B-1 Preferred Stock Dividend Rights

Holders of Series B-1 Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Holders of Preferred Stock are entitled to at least their share proportionally (calculated on an as-converted to Common Stock basis) in any dividends paid to the holders of Common

Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Each holder of Series B-1 Preferred Stock is entitled to one vote for each share of Class B Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number.

Each holder of Series B-1 Preferred Stock will enter into a Voting Agreement under which to the extent they are entitled to vote provides for that each holder shall vote, or cause to be voted, at a regular or special meeting of stockholders (or by written consent) all shares of Series B-1 Preferred Stock owned by such holder (or as to which such holder has voting power):

- to ensure that the size of the Board shall be set and remain at such level as approved by the Board.

- to elect such directors as are approved by the Board in any election of directors of the Company.

- to vote all shares in accordance with the recommendations of the Board, on all matters submitted to a vote or consent of stockholders, including with respect to any amendments to the Voting Agreement or purchase agreement relating to the issuance of the such Preferred Stock.

- to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Series B-1 Preferred Stock outstanding at any given time.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Series B-1 Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Liquidation distributions will be paid ratably with each other in proportion to their liquidation preference. Holders of Series B-1 Preferred Stock will be entitled to receive the greater of (i) an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Series B-1 Preferred Stock, plus declared but unpaid dividends on such share or (ii) the amount such holder would have received if the shares were converted to Common Stock immediately prior to the liquidation event. "Original Issue Price" shall mean (i) $9.2000 per share for each share of the Series B-1-A Preferred Stock, (ii) $0.2185 per share for each share of the Series B-1-B Preferred Stock, (iii) $0.2427 per share for each share of the Series B-1-C Preferred Stock, (iv) $0.3851 per share for each share of the Series B-1-D Preferred Stock, (v) $0.4279 per share for each share of the Series B-1-E Preferred Stock, (v) $0.4855 per share for each share of the Series B-1-F Preferred Stock, and (vi) $8.8000 per share for each share of the Series B-1-G Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Series B-1 Preferred Stock).

Conversion Rights

Series B-1 Preferred Stock is convertible into Class B Common Stock voluntarily and automatically. Each share of Series B- Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Series B-1 Preferred Stock is currently convertible into one share of Class B Common Stock, but such conversion rate may be adjusted pursuant to the anti-dilution rights of the Preferred Stock set forth in Section 4(d) of the Amended Certificate of Incorporation.

Additionally, each share of the Preferred Stock will automatically convert into Class B Common Stock (i) the closing of this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least $75,000,000 of gross proceeds to this corporation (a "Qualified Public Offering"), following which, this corporation's shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis). Series B-1 Preferred Stock converts into the same number of shares of Common Stock regardless of whether converted automatically or voluntarily.

All Classes of Stock

Drag-Along Rights

Our bylaws contain a drag-along provision. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the company, or agrees to a liquidation or winding down of the company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the price offered or otherwise participate in such transaction even if they don't want to sell their shares at that price or participate in the transaction. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Voting Rights

Our Class B Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware law. Delaware law would permit holders of Class B Common Stock to vote, with one vote per share, on a matter if we were to:

- change the par value of the common stock; or

- amend our certificate of incorporation to alter the powers, preferences, or special rights of the common stock as a whole in a way that would adversely affect the holders of our Class B Common Stock.

In addition, Delaware law would permit holders of Class B Common Stock to vote separately, as a single class, if an amendment to our certificate of incorporation would adversely affect them by altering the powers, preferences, or special rights of the Class B Common Stock, but not the Class A Common Stock. As a result, in these limited instances, the holders of a majority of the Class B Common Stock could defeat any amendment to our certificate of incorporation. For example, if a proposed amendment of our certificate of incorporation provided for the Class B Common Stock to rank junior to the Class A Common Stock with respect to (i) any dividend or distribution, (ii) the distribution of proceeds were we to be acquired, or (iii) any other right, Delaware law would require the vote of the Class B Common Stock, with each share of Class B Common Stock entitled to one vote per share. In this instance, the holders of a majority of Class B Common Stock could defeat that amendment to our certificate of incorporation.

Our certificate of incorporation provides that the number of authorized shares of common stock or any class of common stock, including our Class B Common Stock, may be increased or decreased (but not below the number of shares of common stock then outstanding) by the affirmative vote of the holders of a majority of the Class A Common Stock. As a result, the holders of a majority of the outstanding Class A Common Stock can approve an increase or decrease in the number of authorized shares of Class B Common Stock without a separate vote of the holders of Class B Common Stock. This could allow us to increase and issue additional shares of Class B Common Stock beyond what is currently authorized in our certificate of incorporation without the consent of the holders of our Class B Common Stock.

Each holder of shares of Class A Common Stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of stockholders is solicited.

Election of Directors

The holders of the Class A Common Stock shall be entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Class A Common Stock and the Class B Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A and Class B Common Stock, treated as a single class.

Conversion Rights

Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.

On any transfer of shares of Class A Common Stock, whether or not for value, each such transferred share will automatically convert into one share of Class B Common Stock, except for certain transfers described in our certificate of incorporation, including certain transfers for tax and estate planning purposes, transfers approved by our Board, and transfers to certain family members.

Right of First Refusal

25,460,996 of the company's Class A Common Stock are subject to transfer restrictions. Should the holders of those shares wish to sell or transfer their securities, except under certain limited circumstances, the company has a right of first refusal to purchase those shares.

Other Rights

Holders of Aptera's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Aptera's Class A or Class B Common Stock.

What it means to be a minority holder

As an investor in convertible promissory note of the company, you do not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, holders of convertible promissory notes will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●　　　In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●　　　In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●　　　In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which a shareholder's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of a later investor's stake is immediately diluted because each share of the same type is worth the same amount, and later investors paid more for their shares than later investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what an investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This MD&A contains forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect our current expectations and assumptions regarding our future financial condition and results of operations. However, our actual results could differ materially from those projected in these statements due to numerous factors, including, but not limited to: our ability to complete the development of our vehicles; secure sufficient funding to support our operations; establish manufacturing and distribution capabilities; achieve market acceptance of our vehicles; and compete effectively in the automotive industry. A more comprehensive discussion of these and other risks can be found in the "Risk Factors" section of this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This MD&A should be read in conjunction with our consolidated financial statements and the related notes included in this report, which provide further detail regarding our financial condition and the risks associated with our development stage.

General

Aptera Motors Corp. is a development stage company focused on the development and commercialization of solar electric vehicles. As of the date of this MD&A, the Company has not generated any revenue from the sale of its products. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which is dependent upon the Company obtaining additional financing and ultimately achieving profitable operations. This MD&A discusses the Company's progress to date, its challenges, and its plans for the future, but should be read in conjunction with the consolidated financial statements and accompanying notes.

Aptera was formed as a Delaware corporation on March 4, 2019, for the purpose of engaging in the production of energy-efficient, solar powered vehicles. We first began accepting $100 reservations for our vehicle in December 2020 and as of December 31, 2024, we had more than 48,000 reservation holders. We have not delivered any products to customers and have not recognized any revenue from the sale of vehicles.

In 2024 and 2023, we engaged with many new partners to supply validated production parts and as a result, we are in the process of building validation vehicles with production parts. In addition to our engagement with these partners, we will also engage with validation and durability testing partners to assure the reliability of our production intent design. Our marketing team is expected to continue engage with the public to educate them on our brand proposition and to garner as many vehicle orders as possible. These orders help us determine our production mix and the speed at which we need to ramp our production numbers. As a result of the above, the Company expects to continue to experience increased spending on production equipment and tooling.

The Company accepts vehicle reservations for a $100 fee. These reservation fees are fully refundable. As of December 31, 2024, we had approximately 48,000 reservation holders.

Previously, we anticipated commencing low-volume production of our vehicles in 2025 and achieving a production rate of 20,000 cars per year by the end of 2026. However, we have experienced delays in our production timeline due to several factors, including delays in securing necessary funding.

We remain committed to commencing production as soon as possible. However, the exact timing remains uncertain and is dependent on several key factors, including:

- **Securing necessary funding:** We require substantial upfront capital to initiate production, including funding for tooling, validation programs, and manufacturing facilities.

- **Availability of resources:** Production is contingent on the availability of materials, components, manufacturing facilities, and an uninterrupted supply chain.

- **Addressing technical challenges:** We may encounter further technical challenges that require redesign or alternative sourcing of components.

- **Meeting regulatory requirements:** We must meet all necessary safety and regulatory requirements to obtain certifications for our vehicles.

We currently have over 48,000 reservations for vehicles, which represents more than two years of production at our anticipated production rate of 20,000 vehicles per year. This strong demand demonstrates significant market interest in our products and provides us with a solid foundation for future growth.

Historically, we have experienced challenges in raising capital in the amounts needed to fully fund our operations, and we have faced production delays due to financial constraints, supply chain disruptions, technological challenges, and regulatory requirements. While we currently do not anticipate any major supply chain disruptions, changes in global trade policies, including the imposition of new tariffs or changes to existing tariffs, could impact the cost and availability of components and materials, potentially affecting our production timelines and profitability. We have experienced price fluctuations for vehicle components and labor in the past, which have led to increased costs and negatively affected our results of operations.

We are actively working to address these challenges and secure the necessary resources to commence production. We will provide further updates on our progress as we achieve significant milestones. However, we cannot assure you that we will be successful in securing funding, overcoming technical challenges, or meeting regulatory requirements on a timely basis, or at all. These factors could significantly impact our ability to commence production and achieve our business objectives.

Restatement

During the preparation of the Company's financial statements for the year ended December 31, 2024, the Company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024.

Specifically, the Company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods. As a result, the Company restated its previously issued financial statements for the year ended December 31, 2023.

Operating Expenses

General, Selling and Administrative

General, selling and administrative expenses consist of administrative, compliance, legal, investor relations, financial operations, and information technology services. They include related department salaries, office expenses, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to technology subscriptions and travel expenses. These expenses account for a significant portion of our operating expenses.

Research and Development

We spend significant resources on engineering, tooling and design capabilities, which are classified as research and development expenses. Research and development expenses consist primarily of personnel costs, materials to build prototype and validation vehicles, specialized out-sourced engineering services, facilities and software licenses.

Results of Operations

Comparison of the results of operations for the years ended December 31, 2024 and December 31, 2023

General, Selling and Administrative Expenses

	For the year ended December 31,			
	2024	**2023 (as restated)**	**$ Change**	**% Change**
Corporate and overhead expenses	$ 11,302	$ 10,738	$ 564	5%
Share-based compensation	8,629	26,585	(17,956)	(68)%
Depreciation	159	153	6	4%
Selling, general and administrative	$ 20,090	$ 37,476	$ (17,386)	(46)%

Our general, selling, and administrative expenses decreased during the fiscal year. This was primarily driven by a significant reduction in stock-based compensation, as well as reduced spending in other areas. In 2023, we made the decision to accelerate the vesting of stock options as a means of retaining key talent while preserving cash for operations and research and development.

To support investments in key areas like design, engineering, and manufacturing, we focused on reducing cash expenditures in general and administrative areas. This resulted in:

- A $0.5 million reduction in cash-based compensation and benefits due to decreased administrative staff.

- A $0.1 million decrease in facilities costs due to reduced leased office space.

While we were able to reduce costs in some areas, expenses for outside services increased. This was driven by our strategy to leverage external expertise and resources, allowing us to flexibly scale our operations up or down as needed. The increase was comprised of:

- A $0.5 million increase in legal expenses, primarily due to increased needs related to intellectual property, regulatory compliance, and litigation.

- A $0.3 million increase in non-cash fees paid to advisors.

We maintained a disciplined approach to controlling discretionary general and administrative expenses, particularly in areas such as compensation and facilities. However, we experienced an unexpected increase in legal expenses related to intellectual property, regulatory compliance, and litigation. Overall, we remain focused on managing resources effectively to support the advancement of our vehicle program.

Research and Development Expenses

	For the year ended December 31,			
	2024	**2023 (as restated)**	**Change ($)**	**Change (%)**
Other operating expenses	$ 12,982	$ 14,834	$ (1,852)	(12)%
Share-based compensation	3,460	8,538	(5,078)	(59)%

Depreciation	339	296	43	15%
Research and Development	$ 16,781	$ 23,668	$ (6,887)	(29)%

Research and development expenses decreased during the fiscal year, primarily due to a significant reduction in stock-based compensation and our focus on cost control measures. The lower stock-based compensation reflects our decision in 2023 to accelerate the vesting of stock options as a way to retain key talent while preserving cash.

In 2024, as our vehicle design process reached its final stages, we streamlined our operations and reduced our workforce. This resulted in a $1.9 million decrease in engineering and consulting expenses compared to the prior year.

Additionally, we made the difficult decision to close our facility in Vista, California. This facility was originally intended for future vehicle production. However, due to challenges in securing the necessary funding to proceed with the validation and production phases of our vehicle program, we chose to abandon the lease. This closure resulted in a $1.0 million reduction in facilities expense compared to the prior year.

These cost reduction measures reflect our commitment to aligning resources with our strategic priorities and ensuring the long-term sustainability of our business.

Partially offsetting these decreases was a $1.6 million increase in equipment and supplies as we purchased materials to build validation and testing vehicles in 2024.

Other Income

For the year ended December 31, 2024, other income was $2.0 million, compared to $2.1 million in the same period of 2023. The $0.1 million decrease was primarily due to a $0.4 million gain on the settlement of a lease liability recognized in 2023 that did not recur in 2024. That loss was offset by increased grant funds of $0.1 million and investment income of $0.1 million.

- 2024: Other income consisted of $1.3 million in grant funding from the California Energy Commission, $0.7 million in investment income, and $0.1 million in interest income.

- 2023: Other income included $1.2 million in grant funding from the California Energy Commission, $0.5 million in interest income, and the $0.4 million gain on lease settlement.

Loss from Discontinued Operations

On April 27, 2023, the Company entered into a settlement agreement to unwind its merger with Andromeda Interfaces, Inc. ("AI"). As part of the settlement, Aptera agreed to return all shares of AI to its founders in exchange for 251,087 shares of Class A Aptera common stock, which represented the entire share consideration issued in connection with the original merger.

As a result of this transaction, AI's operating results are reported as discontinued operations in the period ended December 31, 2023.

Net Loss

As a result of the foregoing, the Company's net loss for the year ended December 31, 2024 was $34.9 million compared to $59.3 million for the year ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2024, the Company had $35 million in total assets. Our primary sources of liquidity include $13.1 million in cash and cash equivalents and $0.9 million in grant funds receivable. Additionally, we have $16.9 million in property and equipment (net of depreciation) as of December 31, 2024.

As of December 31, 2024, the Company's total liabilities were $8.0 million. Major liabilities include $1.2 million in accrued liabilities, $4.1 million in unearned reservation fees, and $2.5 million in lease liabilities and purchase commitments of $9.0 million.

We have a history of net losses and negative cash flows from operations, which, together with the need to raise additional capital for operations and capital expenditures, raises substantial doubt about our ability to continue as a going concern.

Historically, we have funded our operations primarily through the issuance of common stock, including Regulation A+ crowdfunding and Regulation D offerings.

While our existing cash may be sufficient to meet our anticipated cash needs for the next twelve months, achieving this would require implementing significant cost-cutting measures. These measures could include further workforce reductions, salary reductions, and other austerity measures that could significantly impact our ability to operate effectively and execute our business strategy.

We believe that raising additional capital is essential to avoid these drastic measures and to support our long-term operations and growth.

We intend to explore various financing options to address our future capital needs. These options may include, but are not limited to, public offerings of equity or debt, private placements, and strategic partnerships. However, there is no guarantee that we will be able to secure such financing on favorable terms, or at all.

If we are unable to obtain adequate financing, we may be required to implement the aforementioned cost-cutting measures, reduce investments in product development, or significantly curtail our operations. These actions could have a material adverse effect on our business, financial condition, and results of operations.

Equity Issuances

During the year ended December 31, 2024, we issued 2,232,988 shares of Class B common stock for total cash proceeds of $23.5 million at a weighted-average price of $10.50 per share. We also raised $0.7 million from the sale of convertible notes. In the fourth quarter of 2024, we issued 83,631 shares in exchange for the conversion of convertible notes and accrued interest, resulting in total proceeds of $0.7 million at a weighted-average price of $8.40 per share. Furthermore, 1,925 shares were issued upon the exercise of stock options, generating total proceeds of $7 thousand at a weighted-average price of $3.80 per share.

The Company has and may in the future grant warrants to vendors as part of their payment for the provisions of services. Currently, the Company has issued warrants with vendors to purchase shares of Class B Common Stock. The Company has a warrant for an exercise price based on a dollar amount as well as one with price based on the fair market value of the shares, forms of which are attached hereto as Exhibits 3.1 and 3.2, respectively. The Company has issued to a vendor a warrant to purchase 1,000,000 shares with an exercise price of $10.50, this warrant will be vested as of May 15, 2025, and expires on November 15, 2034. The Company has issued to the same vendor a warrant for 1,600,000 shares with an exercise price equal to the fair market value as described therein, and this warrant only vests and becomes exercisable at certain change of control events and expires on November 15, 2034. The Company has also issued warrants to US Capital Global Securities, LLC, for an aggregate of 4,500 shares with an exercise price of $0.0001 and all of which expire in the third and fourth quarter of 2029, the form of warrant agreement is attached as Exhibit 3.3 of this Report.

California Energy Commission Grant

In February of 2023, we were approved for a $21.9 million grant from the California Energy Commission (the "CEC") to add critical capacity to accelerate scaled manufacturing. The grant has limits on the use of funds and is subject to compliance requirements. The CEC grant is part of the state's ongoing effort to promote clean energy and reduce greenhouse gas emissions. The funding will be provided through the CEC's Clean Transportation Program, which aims to accelerate the development and deployment of advanced vehicle technologies. The grant is contingent on us achieving certain milestones, including having matching funds, as well as providing updates.

As of December 31, 2024, we are current on all milestones agreed with the CEC and submitted reimbursement requests totaling $2.5 million, $1.7 million of which were approved and paid to us. Our next milestones occur in 2025. In the first half of 2025, we are required to meet certain milestones that demonstrate progress toward producing validation vehicles and setting up vehicle and solar manufacturing production lines. In the second half of 2025, milestones for the grant include showing progress toward a vehicle battery assembly line, a solar assembly line and establishment of a workforce development and training initiative. We hold quarterly progress meetings with the CEC to discuss our progress on each of the requirements under the grant and although we are working diligently to meet the requirements of the grant, there is no guarantee we will be able to do so. The project and grant reimbursement period is due to conclude in the first quarter of 2026.

Previously, we anticipated completing our vehicle validation and testing by the end of 2024, with low-volume production commencing in 2025. However, we did not achieve this timeline due to delays in securing necessary funding.

We remain committed to completing the validation and testing process and commencing low-volume production as soon as possible. Our current focus is on securing the necessary financing and addressing any technical challenges encountered during the validation process. This process is funding dependent, and we will therefore provide further updates on our progress as we achieve significant validation milestones.

Commitment and Contingencies

Leases

As of December 31, 2024, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California under an operating lease agreement that expires April 1, 2027. This reflects a reduction of leased space compared to September 2023 when we exited our facility in Vista, California. For the year ended December 31, 2024, we recorded $1.1 million of lease expense. We expect to record payments of $1.2 million related to this facility for the year ending December 31, 2025.

Purchase Orders

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2024, we had approximately $9.0 million in open purchase orders.

License Agreement

On January 13, 2022, we entered into a Technology License Agreement ("TLA") with Chery. This enables us to obtain a non-transferable license to use Chery's automobile parts technology, related technological know-how, and data. During the year ended December 31, 2023, we entered into an amended the TLA with Chery, agreeing to a fixed fee of $1 million in cash (an amount paid to Chery prior to entering into the amendment) and $5 million of Class B Common Stock, in two remaining installments corresponding with the milestones set out in the TLA. We hold rights of first refusal to repurchase Chery's shares in the event of a sale or transfer to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States.

As of the date of this report, the Company is a party to a lawsuit with Zaptera and the Company received subpoena related to the SEC Investigation, see "Item 1. Business – The Company's Business – Litigation and Regulation" for further details. As discussed in Results of Operations above, the Company incurred higher litigation expense in 2024 related both the lawsuit and SEC Investigation and anticipates that such expenses will continue at elevated levels in 2025.

Trend Information

We operate in an industry that is sensitive to political and regulatory uncertainty, including with respect to trade and the environment, all of which can be compounded by inflationary pressures, rising energy prices and increases in interest rates. For example, in the earlier part of 2022, the automotive industry in general experienced part shortages and supplier disruptions. As the year progressed, inflationary pressures increased across the markets in which we operate. In an effort to curb this trend, central banks in developed countries raised interest rates rapidly and substantially, impacting the capital markets and the ability of EV companies to raise necessary funding. Further, sales of vehicles in the automotive industry also tend to be cyclical in many markets, which may expose us to increased volatility as we expand and adjust our operations. Moreover, as additional competitors enter the marketplace and help bring the world closer to sustainable transportation, we will have to adjust and continue to execute well to maintain our momentum. These macroeconomic and industry trends will likely have an impact on the pricing of, and order rate for our vehicles, and we will continue to adjust accordingly to such developments.

Regarding our registration under the Exchange Act:

We expect to register our shares under the Exchange Act in the future. This will result in increased internal costs and professional fees associated with the administrative burden of being a reporting company. We have not finalized our plans for registration, but we note that registration can be done through various methods and does not necessarily require listing our shares on an exchange. Therefore, registration may not provide immediate liquidity to our shareholders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that are material to investors.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Regulation A filings

The company also makes filings under Regulation A under the Securities Act. You can find those filings, including exhibits such as corporate documents and material contracts, at www.sec.gov.

APTERA MOTORS CORP.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



APTERA MOTORS CORP. FINANCIAL STATEMENTS

16

17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Aptera Motors Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aptera Motors Corp. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Prior Year Financial Statements

As discussed in Note 3 to the financial statements, the 2023 financial statements have been restated to correct an error.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative net cash used in operating activities, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbb*mckennon*
San Diego, California
March 11, 2025
We have served as the Company's auditor since 2019

APTERA MOTORS CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023 (as restated)
Assets		
Current assets:		
Cash and cash equivalents	$ 13,160	$ 16,967
Grant funds receivable	855	345
Prepaids and other	375	415
Total current assets	14,390	17,727
Deposits and other long-term assets	1,550	2,293
Property and equipment, net	16,885	14,670
Operating lease assets, net	2,104	2,901
Total assets	$ 34,929	$ 37,591
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 277	$ 4,780
Accrued liabilities	1,159	835
Unearned reservation fees	4,086	3,863
Current portion of lease liabilities and other current liabilities	1,030	915
Total current liabilities	6,552	10,393
Right of use liabilities - operating lease	1,468	2,498
Other long-term liabilities	15	15
Total liabilities	8,035	12,906
Commitments and contingencies (Note 8)		
Stockholders' Equity		
Preferred stock, $0.0001 par value, 31,304,495 authorized; 11,164,183 shares issued and outstanding (Note 9)	1	1
Class A Common Stock, $0.0001 par value, 190,000,000 shares authorized, 55,460,996 and 55,460,996 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	6	6
Class B Common Stock, $0.0001 par value, 115,000,000 shares authorized, 14,633,970 and 12,301,047 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	1	1
Additional paid-in capital	304,579	267,996
Subscription receivables	(281)	(814)
Accumulated deficit	(277,412)	(242,505)
Total stockholders' equity	26,894	24,685
Total liabilities and stockholders' equity	$ 34,929	$ 37,591

See accompanying notes.

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31, 2024	Year Ended December 31, 2023 (as restated)
Revenues	$ -	$ -
Operating Expenses:		
General, selling, and administrative	20,090	37,476
Research and development	16,781	23,668
Total operating expenses	36,871	61,144
Operating loss	(36,871)	(61,144)
Other income	1,964	2,087
Loss from continuing operations	(34,907)	(59,057)
Loss from discontinued operations, net of tax (Note 4)	-	(235)
Net loss	$ (34,907)	$ (59,292)
Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$ (0.51)	$ (0.89)
Discontinued operations weighted average loss per share of Class A and Class B common stock - basic and diluted	$ -	$ -
Weighted average shares outstanding of Class A and B common stock - basic and diluted	69,110,426	66,290,726

See accompanying notes.

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share and per share data)

	Preferred Stock Shares	Amount	Class A Common Stock Shares	Amount	Class B Common Stock Shares	Amount	Additional Paid-In Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity
December 31, 2022	11,164,183	$ 1	55,714,810	$ 6	8,862,872	$ 1	$ 200,163	$ —	$ (183,213)	$ 16,958
Sale of common stock	—	—	—	—	3,230,147	—	33,917	(814)	—	33,103
Stock issuance costs	—	—	—	—	—	—	(1,767)	—	—	(1,767)
Shares issued for services	—	—	—	—	208,028	—	2,899	—	—	2,899
Sale of Andromeda Interfaces, Inc. subsidiary in exchange for Aptera common stock	—	—	(251,087)	—	—	—	(2,310)	—	—	(2,310)
Repurchase of shares	—	—	(2,727)	—	—	—	(29)	—	—	(29)
Stock based compensation (as restated)	—	—	—	—	—	—	35,123	—	—	35,123
Net loss (as restated)	—	—	—	—	—	—	—	—	(59,292)	(59,292)
December 31, 2023 (as restated)	11,164,183	$ 1	55,460,996	$ 6	12,301,047	$ 1	$ 267,996	$ (814)	$ (242,505)	$ 24,685
Sale of common stock	—	—	—	—	2,232,988	—	22,929	533	—	23,462
Stock issuance costs	—	—	—	—	—	—	(1,822)	—	—	(1,822)
Shares and warrants issued for services	—	—	—	—	14,379	—	2,677	—	—	2,677
Exercise of stock options					1,925	—	7	—	—	7
Shares issued for conversion of convertible notes and interest	—	—	—	—	83,631	—	703	—	—	703
Stock based compensation	—	—	—	—	—	—	12,089	—	—	12,089
Net loss	—	—	—	—	—	—	—	—	(34,907)	(34,907)
December 31, 2024	11,164,183	$ 1	55,460,996	$ 6	14,633,970	$ 1	$ 304,579	$ (281)	$ (277,412)	$ 26,894

See accompanying notes.

APTERA MOTORS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023 (as restated)
Operating Activities From Continuing Operations		
Net loss from continuing operations	$ (34,907)	$ (59,057)
Adjustments to reconcile net loss from continuing operations to net cash used in operating activities from continued operations:		
Depreciation and amortization	498	449
Amortization of debt discount on convertible notes	57	-
Gain on lease settlement	-	(431)
Asset impairment and disposal	857	1,723
Stock based compensation (as restated)	12,089	35,123
Stock-based payments for services and interest	2,705	2,899
Changes in operating assets and liabilities:		
Grant funds receivable	(510)	(345)
Prepaids and other	40	311
Deposits and other long-term assets	743	450
Accounts payable	(4,503)	2,468
Accrued expenses	324	(1,952)
Unearned reservation fees	223	556
Operating lease assets and liability, net	(118)	(1,640)
Net cash used in operating activities from continuing operations	(22,502)	(19,446)
Investing Activities from Continuing Operations		
Purchase of property and equipment	(3,570)	(5,431)
Net cash used in investing activities from continuing operations	(3,570)	(5,431)
Financing Activities from Continuing Operations		
Proceeds from sale of convertible notes	618	-
Proceeds from sale of common stock	23,462	33,103
Proceeds from exercise of stock options	7	-
Repurchase of shares	-	(29)
Common stock issuance costs	(1,822)	(1,767)
Net cash provided by financing activities from continuing operations	22,265	31,307
Cash used by operating activities of discontinued operations	-	(238)
Increase in cash and cash equivalents	(3,807)	6,192
Cash and cash equivalents, beginning of year	16,967	10,775
Cash and cash equivalents, end of year	$ 13,160	$ 16,967
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 1	$ 2
Non-cash investing and financing activities:		
Subscriptions receivable	$ 281	$ 814

Common stock repurchased for deconsolidation		-	(2,310)
Shares issued for conversion of convertible notes payable and accrued interest	$	703	$ -

See accompanying notes.

APTERA MOTORS CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BUSINESS

Aptera Motors Corp. ("Aptera" the "Company," "we," "us" or "our" and similar terms refers to Aptera Motors Corp. and its subsidiaries unless the context otherwise requires) was incorporated on March 4, 2019 ("Inception") in the State of Delaware. The Company is developing a solar electric vehicle focused on efficiency. In September 2023, the Company established the subsidiary company Aptera Motors Italia Srl, based in Modena, Italy.

Risks and Uncertainties

Our business is highly sensitive to domestic and global economic and business conditions as well as local, state, and federal government policy decisions. Several factors beyond our control could cause material fluctuations in our business and financial condition. In addition, we require a significant amount of capital to fund vehicle manufacturing, have a limited operating history and operate with small management and development teams that contain key employees. We also face significant barriers to market entry and competing technologies. At times, we have experienced constraints and volatility in our supply chain that resulted in increased costs to us. Furthermore, regulatory conditions are inherently uncertain, volatility in demand, and inflation of production and shipping costs. These conditions could affect the volatility of our business, our financial condition and our results of operations.

Going Concern and Management's Plans

We have incurred losses from operations since inception and have not generated any revenue to date. We expect to incur significant costs associated with vehicle development, testing, production, and operations before generating revenue. We require financing from external sources to continue as a going concern. These factors raise substantial doubt about our ability to continue as a going concern for the next twelve months.

Historically, we have funded our operations primarily through the issuance of common stock, including Regulation A+, Regulation CF, and Regulation D offerings.

The Company's ability to continue as a going concern for the next twelve months is dependent on its ability to obtain sufficient funding through its Regulation A+ and Regulation D stock offerings, as well as the successful implementation of significant cost reduction measures.

To address its liquidity needs, the Company is actively pursuing its Regulation A+ and Regulation D stock offerings. However, the extent and timing of these offerings' success remain uncertain. In addition, the Company is implementing cost reduction measures, which may include significant workforce and salary reductions, along with reductions in discretionary spending and renegotiation of vendor contracts. The extent and impact of these cost reductions introduce substantial uncertainty regarding the Company's ability to maintain operations at current levels for the next twelve months.

We are also exploring various other financing options to address our future capital needs. These options may include, but are not limited to, public offerings of equity or debt, private placements, and strategic partnerships. However, there is no guarantee that we will be able to secure such financing on favorable terms, or at all.

While management believes these actions will improve the Company's liquidity position, there is no guarantee that they will be sufficient to fully address the Company's financial challenges. If the Company is unable to secure adequate funding or successfully implement its cost reduction plans, it may be required to pursue alternative financing strategies, further reduce operations, or seek other strategic alternatives.

If we are unable to obtain adequate financing, we may be required to implement the aforementioned cost-cutting measures, reduce investments in product development, or significantly curtail our operations. These actions could have a material adverse effect on our business, financial condition, and results of operations. The potential impact of these uncertainties is not reflected in the accompanying financial statements.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting periods. We use historical and other pertinent information to determine those estimates. Actual results could materially differ from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

> Level 2—Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

> Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and December 31, 2023.

The following are the classes of assets and liabilities measured at fair value:

	Fair Value Hierarchy as of December 31, 2024			
Description	Level 1	Level 2	Level 3	Total

Assets:								
Money market fund	$	8,770	$	-	$	-	$	8,770
Total Assets	$	8,770	$	-	$	-	$	8,770

	Fair Value Hierarchy as of December 31, 2023			
Description	Level 1	Level 2	Level 3	Total
Assets:				
Money market fund	$ 15,402	$ -	$ -	$ 15,402
Total Assets	$ 15,402	$ -	$ -	$ 15,402

As of December 31, 2024 and December 31, 2023, the respective carrying value of cash and cash equivalents, receivables, other current assets, accounts payable, unearned reservation fees and short-term debt approximated their fair values.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and December 31, 2023, cash and cash equivalents contained $4.1 and $3.9 million, respectively, of unearned refundable customer reservation fees.

Grant Funds Receivable

The Company receives matching grant funds from the California Energy Commission for research and development activities. These matching grant funds are non-refundable and are subject to certain conditions and milestones.

The Company accounts for these grants under the reimbursement method. This means that grant funds are recognized as receivables only after the Company has incurred the qualifying R&D expenses and has submitted a request for reimbursement to the granting agency.

The Company assesses the probability of receiving reimbursement based on its ongoing communication with the granting agency and its compliance with the grant terms. If any conditions for grant eligibility are not met, the Company may be required to repay a proportionate amount of the grant received.

Grants received are recorded as other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computers, hardware and software	3 years
Leasehold improvements	shorter of remaining lease term or 5 years
Research and development equipment	5 years
Other equipment	5 years

Long-Lived Assets

Long-lived assets, such as property, plant and equipment and operating lease assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for potential impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset exceeds its fair value.

For the year ended December 31, 2024, we recorded impairment charges of $0.8 million related to construction-in-progress assets, as further discussed in Note 6 to our consolidated financial statements. For the year ended December 31, 2023, we recorded $1.7 million in impairment charges related to construction-in-progress assets, as detailed in Note 6 to our consolidated financial statements.

Unearned Reservation Fees

Unearned reservation fee liabilities are recorded based on all funds we expect to collect on each transaction, including merchant processor fees charged. We maintain a separate money market account for all customer reservation fees collected.

Leases

The Company recognizes all operating leases on the balance sheet at the commencement date. This includes:

- A right-of-use (ROU) asset representing the right to use the leased asset.
- A lease liability representing the future lease payments discounted to present value.

Lease expense is recognized on a straight-line basis over the lease term, reflecting the benefit of using the leased asset. Our assessed lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option

We recognize a ROU asset at the commencement of an operating lease, representing the right to use the leased asset. The ROU asset is initially measured at the present value of the non-cancellable lease payments, including any initial direct payments. The ROU asset is depreciated over the lease term, using the same depreciation method and useful life as the underlying leased asset, or if not readily determinable, using a straight-line method over the lease term.

We recognize a lease liability at the commencement of an operating lease, representing the obligation to make lease payments. The lease liability is initially measured at the present value of the non-cancellable lease payments, less any initial direct payments. The lease liability is subsequently remeasured to reflect the present value of the remaining lease payments using the lessee's incremental borrowing rate at the initial recognition date or the subsequent remeasurement date, if applicable. Interest expense is recognized on the lease liability using the effective interest method.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, we accrue for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

We regularly enter into purchase obligations with vendors and service providers, which represent expected payments and commitments during the normal course of our business. These purchase obligations are generally cancellable with or without notice and without penalty, although certain vendor agreements provide for cancellation fees or penalties. As of December 31, 2024 and December 31, 2023, we had approximately $9.0 and $12.0 million in open purchase orders, respectively.

Revenue Recognition

As of December 31, 2024, the Company has not yet generated any revenue from its continuing operations. The Company is currently in the pre-launch phase and is focused on developing its core product.

The Company expects to recognize revenue upon the delivery of its product to customers. Revenue will be recognized in accordance with the applicable accounting standards, such as ASC 606.

The Company's ability to generate revenue is subject to various risks and uncertainties, including successful product development, market acceptance and regulatory approvals. These factors could materially impact the timing and amount of future revenue recognized by the Company.

Key Considerations for Future Revenue Recognition:

- Performance obligations: The Company will assess its contracts with customers to identify the distinct performance obligations and allocate the transaction price accordingly.

- Variable consideration: If applicable, the Company will estimate the amount of variable consideration to which it is entitled based on the probability-weighted approach.

- Right of return: If customers have a right to return products, the Company will recognize a refund liability and adjust revenue accordingly.

- Principal versus agent: The Company will determine whether it acts as a principal or an agent in its transactions, which will impact the presentation of revenue in the financial statements.

The Company will continue to evaluate its revenue recognition policies and procedures as its business evolves and will make any necessary disclosures in future financial statements.

Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain positions are recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

We are subject to tax in the United States ("U.S.") and internationally and we file tax returns in the U.S. Federal jurisdiction, California state jurisdiction and Italy. We are subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.

Stock-Based Compensation

We account for stock-based compensation at the grant date, based on the calculated fair value of the award using the Black-Scholes Option Pricing Model. For time-based awards, stock-based compensation expense is recorded using the straight-line method over the employee's requisite service period (generally the vesting period of the equity grant).

The Company accounts for forfeitures as they occur. Accordingly, compensation expense is recognized only for awards that ultimately vest. Forfeitures are recognized in the period in which they occur, and no estimations or adjustments are made for anticipated forfeitures.

Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Research and Development

Research and development costs are expensed as incurred and represent costs incurred to further new technologies, product design and technical capabilities.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentration of credit risk are cash, cash equivalents, and restricted cash. We hold cash in domestic financial institutions that are federally insured within statutory limits. At times, deposits exceed federally insured limits.

Concentration of Supply Risk

The Company is dependent on a few suppliers for capital equipment, the majority of which are single-source suppliers, and the inability of these suppliers to deliver necessary equipment and components of its products according to the schedule and at prices, quality levels and volumes acceptable to the Company, or its inability to efficiently manage these components, could have a material adverse effect on the Company's results of operations and financial condition.

Discontinued Operations

In April 2023, we sold our infotainment display business (see Note 4). Accordingly, the results of operations and cash flows of the disposed business have been reported as discontinued operations through such date.

Loss Per Share

We compute net loss per share of Class A and Class B common stock using the two-class method. Basic net loss per share is computed using the weighted-average number of shares outstanding during the period. Diluted net loss per share is computed using the weighted-average number of shares and the effect of potentially dilutive securities outstanding during the period. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted calculations. Dilutive securities consist of Preferred Stock, warrants and options under the Company's 2021 Stock Option and Incentive Plan.

As of December 31, 2024 and 2023, potentially dilutive securities outstanding were as follows:

	December 31, 2024	December 31, 2023
Preferred stock	11,164,183	11,164,183
Stock options	11,410,250	11,490,869
Warrants	2,604,500	-
Potentially dilutive securities	25,178,933	22,655,052

For the years ended December 31, 2024 and 2023, we incurred a net loss for which the effects of our potentially dilutive securities would be antidilutive and are therefore excluded from diluted net loss per share calculations.

The following table sets forth the computation of basic net loss per share of Class A and Class B stock (in thousands, except per share amounts):

	Year Ended December 31,			
	2024		2023 (as restated)	
	Class A	Class B	Class A	Class B
Numerator				
Allocation of losses	$ (28,013)	$ (6,894)	$ (49,680)	$ (9,612)
Denominator				
Weighted average shares outstanding	55,460,996	13,649,430	55,543,992	10,746,734
Basic net loss per share	$ (0.51)	$ (0.51)	$ (0.89)	$ (0.89)

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates ("ASU") to amend the authoritative literature in the ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date, either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 3 – RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

During the preparation of the Company's financial statements for the year ended December 31, 2024, the Company identified certain errors in the accounting for stock-based compensation expense related to modifications of stock option awards granted to certain departing employees, executives, and board members in 2023 and 2024.

Specifically, the Company had modified the post-termination exercise period for these awards, extending the period during which these individuals could exercise their options after leaving the Company. These modifications resulted in additional stock-based compensation expense that was not properly recorded in the prior periods.

As a result, the Company restated its previously issued financial statements for the year ended December 31, 2023.

The following table summarizes the impact of the restatement on the Company's previously issued financial statements for the year ended December 31, 2023 (in thousands, except per share amounts):

Line Item	As of and for the year ended December 31, 2023		
	As previously reported	Restatement adjustment	As restated
Stock-based compensation			
General, selling, and administrative	22,117	4,468	26,585
Research and development	8,320	218	8,538
Total stock-based compensation	$ 30,437	$ 4,686	$ 35,123
Operating Expenses:			
General, selling, and administrative	33,008	4,468	37,476
Research and development	23,450	218	23,668
Total operating expenses	$ 56,458	$ 4,686	$ 61,144
Net income (loss)	$ (54,606)	$ (4,686)	$ (59,292)
Additional Paid-in Capital	$ 263,310	$ 4,686	$ 267,996
Accumulated deficit	$ (237,819)	$ (4,686)	$ (242,505)
Continuing operations weighted average loss per share of Class A and Class B common stock basic and diluted	$ (0.82)	$ (0.07)	$ (0.89)

NOTE 4 – DISCONTINUED OPERATIONS

Acquisition and Disposition of Andromeda Interfaces, Inc.

On April 1, 2022, the Company acquired all issued and outstanding shares of Andromeda Interfaces, Inc. (AI) for 251,807 shares of Aptera common stock. The acquisition was accounted for as a business combination and goodwill was recorded to the extent that the purchase price exceeded the fair value of the assets acquired.

In April of 2023, the Company and AI signed a settlement agreement where Aptera agreed to assign all of its rights, title and interest in and to the capital stock of AI back to each of AI's founders, in exchange for 251,807 shares of Aptera common stock, essentially unwinding the business combination transaction, which resulted in the results of operations of AI meeting the classification criteria for a discontinued operation for the year ended December 31, 2023. In the year ended December 31, 2023, the Company recorded a loss from discontinued operations of $235 thousand, of which $53 thousand was in connection with the operations of AI and $182 thousand was a loss recorded in connection with the disposal of the business.

NOTE 5 – GRANT FUNDS RECEIVABLE

On February 15, 2023, we were awarded a $21.9 million grant from the California Energy Commission ("CEC"), which provides for the reimbursement of certain capital investments and operating costs related to battery and solar and production applications for our vehicle, subject to milestone achievements. Reimbursement requests made by us are recorded as grant funds receivable and other income, net of a 10% retention amount, which CEC holds until there is evidence of project completion. We are required to complete the CEC project and use all funding by March 31, 2026. Completion of the project requires us to meet significant milestones in the future, the probability of which is uncertain. Therefore, we record the retention amount only when it is determined to be reasonably collectible. Through December 31, 2024, the Company submitted reimbursement requests totaling $2.8 million under this grant, of which $0.3 million is retained by CEC. None of the retention amount has been recognized as other income.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31, 2024		December 31, 2023	
Leasehold improvements	$	761	$	694
Computers, hardware and software		95		95
Research and development equipment		740		788
Other equipment		933		824
Construction in progress		15,507		12,986
		18.036		15,387
Less accumulated depreciation and amortization		(1,151)		(717)
Total property and equipment, net	$	16,885	$	14,670

Impairment of construction in progress assets

During the year ended December 31, 2024, we recorded a non-cash charge to impair and abandon construction in progress assets related to an electric motor technology that was replaced in the Company's production plan. In December of 2023, we recorded non-cash impairment charges of $1.7 million related to changes in the Company's plans for its battery manufacturing line. The construction in progress asset impairment charges in each period were recorded to research and development expenses.

NOTE 7 – LEASES

As of December 31, 2024, we leased approximately 77,000 square feet of office, manufacturing and assembly space at our principal facility in Carlsbad, California. This reflects a reduction of leased space compared to September 2023 when we exited our facility in Vista, CA. We record leases at lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The lease commenced on February 1, 2022, and has a term of 62 months, expiring on April 1, 2027.

The lease agreement includes scheduled rent escalations over the lease term, with monthly base rent ranging from $91 thousand to $106 thousand. The lease also included rent abatement for the second and thirteenth months of the lease. Lease expense is recognized on a straight-line basis over the lease term.

The Company has two options to extend the lease term for 60 months each, subject to the terms of the lease. A security deposit of $2.5 million was paid in connection with the lease. The lease is a triple net lease, meaning the Company is responsible for all costs, expenses, and obligations relating to the facility, including operating expenses, repairs, insurance, and taxes.

Our lease agreement does not provide an implicit borrowing rate and we have, therefore, used a benchmark approach to derive an appropriate incremental borrowing rate. We used companies of similar credit ratings and comparable credit quality to derive a benchmark incremental borrowing rate to discount lease liabilities through the remaining lease term.

Operating lease obligations are presented as follows on the consolidated balance sheets (in thousands):

	As of December 31, 2024	As of December 31, 2023
Operating lease assets, net	$ 2,104	$ 2,901
Current portion of lease liabilities and other current liabilities	1,030	915
Long-term lease liabilities	1,468	2,498
	$ 2,498	$ 3,413

The following table summarizes the annual contractual maturities of operating lease liabilities (in thousands):

	As of December 31, 2024
2025	$ 1,191
2026	1,227
2027	314
Total minimum lease payments	2,732
Imputed interest	(234)
Total minimum lease payments	$ 2,498

We recorded $1.1 million and $2.0 million as operating lease expense for the years ended December 31, 2024 and 2023, respectively. This expense is allocated to "General, selling, and administrative" and "Research and development" expenses in the Consolidated Statements of Operations.

Other information related to our lease obligations is as follows:

	As of December 31, 2024	As of December 31, 2023
Supplemental lease information		
Weighted average remaining lease term (in years)	2.25	3.25
Weighted average discount rate	8.30%	8.30%

	As of December 31, 2024	As of December 31, 2023
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 1,139	$ 3,766
Leased assets obtained in exchange for new operating lease liabilities	$ -	$ -

NOTE 8 – COMMITMENTS AND CONTINGENCIES

License Agreement

On January 13, 2022, we entered into a Technology License Agreement ("TLA") with Chery Automobile Co. Ltd. ("Chery"). The TLA enables us to obtain a non-transferable license to use Chery's automobile parts technology, related technological know-how and data. In exchange, we agreed to pay a license fee in two parts: 1) fixed fee of $2 million in cash paid in four installments of $0.5 million each upon execution of TLA and Parts Supply Agreement after delivery of first batch; and 2) fixed amount royalties based on wholesale unit of vehicles containing parts sourced from Chery.

Furthermore, we agreed to issue shares of Class B Non-Voting Common Stock in an amount equivalent to $8.0 million in four installments corresponding with the milestones set out in the TLA.

Through December 31, 2023, we paid $1.0 million of the fixed license fee and issued 434,782 shares of Class B Common stock equivalent to $4.0 million to Chery. During the year ended December 31, 2023, we amended the TLA to be limited to a fixed fee of $1 million in cash (the amount previously paid) and issue shares of Class B Non-Voting Common Stock in an amount equivalent to $5.0 million, in two remaining installments corresponding with the milestones set out in the TLA. We have rights of first refusal to repurchase Chery's shares should they decide to transfer them to another shareholder.

Litigation and Regulation

Various aspects of our business and service areas are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. The Company is also subject to legal proceedings which arise in the ordinary course of business.

In July, 2024, Zaptera USA, Inc. ("Zaptera") filed a complaint against Aptera Motors Corp., which was amended on February 23, 2025. The amended complaint alleges patent infringement, theft of trade secrets, tortious interference, and fraudulent inducement. Zaptera has also named Aptera (Assignment for the Benefit of Creditors), LLC as a nominal defendant, an entity entirely separate from and unaffiliated with Aptera Motors Corp. The lawsuit seeks compensatory, enhanced, and exemplary damages, disgorgement of profits, and injunctive relief. Aptera intends to vigorously defend itself and believes the claims are without merit.

In January 2025, we received a subpoena for documents from the staff of the Securities and Exchange Commission (SEC) related to our securities offerings and the production, design, and manufacture of our vehicles. This subpoena is part of an ongoing SEC investigation. We are cooperating fully with the investigation and are producing documents in response to the subpoena.

The SEC has informed us that the investigation does not mean that it has concluded that anyone has violated the law and that the receipt of the subpoena does not mean that the SEC has a negative opinion of any person, entity, or security. However, we cannot provide any assurances as to the outcome of this investigation or its potential effect, if any, on our company.

NOTE 9 – STOCKHOLDERS' EQUITY

Preferred Stock

As of December 31, 2024, the number of shares of preferred stock authorized for issuance was 31,304,495, of which 11,304,495 has been designated as a series of Series B-1 Preferred Stock (which we collectively refer to as "Series B-1 Preferred Stock). In addition to the Series B-1 Preferred Stock, 20,000,000 shares of Preferred Stock may be issued from time to time in one or more series by a resolution of the Board of Directors. Series B-1 Preferred stockholders are entitled to certain preferences if an event, voluntary or involuntary, occurs requiring a liquidation of our assets (a "Liquidation Event"). If a Liquidation Event were to occur, preferred stockholders would have priority for any funds distributed to stockholders of the Corporation, plus declared but unpaid dividends. In a Liquidation Event, if the legally available funds to Preferred stockholders are insufficient to distribute the entirety of the liquidation preference balance, then funds will be distributed on a pro rata basis amongst the classes of Series B-1 Preferred Stock (see table below).

Holders of Series B-1 Preferred Stock also have preferential dividend rights, whereby we may not declare or pay dividends on Common Stock in amounts greater than those available to Series B-1 Preferred shareholders, unless the dividends on Common Stock are payable in Common Stock.

Shares of Series B-1 Preferred Stock are convertible, at the option of the holder, into shares of Class B Common Stock at the Original Issue Price, subject to adjustment (the "Conversion Rate") in certain limited circumstances.

Series B-1 Preferred Stock will automatically be converted into shares of Class B Common Stock at the Conversion Rate upon the earlier of (i) the closing of a sale of the Company's Common Stock in a firm commitment underwritten public offering that results in at least $75,000,000 of gross proceeds to this corporation, following which, its shares are listed for trading on the New York Stock Exchange, Nasdaq Global Select Market or Nasdaq Global Market or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Series B-1 Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

Holders of Series B-1 Preferred Stock are entitled to voting rights equal to holders of Class B Common Stock; however, other than required under Delaware law, holders of Class B Common have not been granted voting rights through the date of this filing.

The following table summarizes issuances of Series B Preferred Stock and associated liquidation preferences as of December 31, 2024 (dollar amounts in thousands):

	Original Issue Price	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Balance
Series B-1-A Preferred Stock	$ 9.2000	217,391	77,079	$ 709
Series B-1-B Preferred Stock	0.2185	379,774	379,774	83
Series B-1-C Preferred Stock	0.2427	4,234,991	4,234,991	1,028
Series B-1-D Preferred Stock	0.3851	772,597	772,597	298
Series B-1-E Preferred Stock	0.4279	4,618,667	4,618,667	1,976
Series B-1-F Preferred Stock	0.4855	1,071,984	1,071,984	520
Series B-1-G Preferred Stock	8.8000	9,091	9,091	80
Preferred Stock	—	20,000,000	—	—
Total Series B-1 Preferred Stock as of December 31		31,304,495	11,164,183	$ 4,694

Class A Common Stock

Holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Class A common stock holders also have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation, subject to the rights of any preferred stock that may be outstanding. During the year ended December 31, 2023, the Company repurchased 251,087 shares of its Class A common stock at a weighted average price of approximately $10.50 per share in connection with the sale of AI.

Class B Common Stock

Holders of Class B common stock are not entitled to voting rights, except as required by applicable law. They have the right to receive dividends when and if declared by the Board of Directors, as well as to participate in any distributions of assets in the event of liquidation on an equal basis with holders of Class A common stock, subject to the rights of any preferred stock that may be outstanding.

During the year ended December 31, 2024, we issued 2,232,988 shares of Class B common stock for total cash proceeds of $23.5 million at a weighted-average price of $10.50 per share. Additionally, we issued 83,631 shares in exchange for the 2024 Convertible Notes and accrued interest (described below). The issuance of the convertible notes resulted in total proceeds of $0.7 million and were converted at a weighted-average price of $8.40 per share. Furthermore, 1,925 shares were issued upon the exercise of stock options, generating total proceeds of $7 thousand at a weighted-average price of $3.80 per share.

2024 Convertible Notes

During the year ended December 31, 2024, the Company issued convertible promissory notes (the "2024 Convertible Notes") with an aggregate principal amount of $0.7 million, carrying an annual interest rate of 12%, compounded annually with a maturity date 24 months from execution of the note agreement. The 2024 Convertible Notes were structured to automatically convert into shares of the Company's Class B common stock upon the occurrence of a qualified equity financing event.

In November 2024, the Company completed a qualified equity financing round at a price per share of $10.50, triggering the conversion of the 2024 Convertible Notes at a 20% discount for a price per share of $8.40. As a result, in December 2024, the Company issued 83,631 shares of Class B common stock upon the conversion of the 2024 Convertible Notes and related accrued interest. Each Note holder executed a subscription agreement to formalize the conversion.

For accounting purposes, the Company evaluated whether the conversion feature should be bifurcated as an embedded derivative. While the conversion option contained a beneficial conversion feature, management determined that the related debt discount was immaterial due to the short-term nature of the 2024 Convertible Notes (less than four months outstanding) and therefore any bifurcation related to the embedded conversion feature was also deemed to be immaterial. Upon conversion, the liability was derecognized, and the shares were recorded as equity in accordance with the conversion terms. The Company recorded debt issuance costs of $57 thousand as a component of interest expense for the year ended December 31, 2024 related to this transaction.

Warrants Issued to Service Providers

During the year ended December 31, 2024, the Company issued warrants to service providers, allowing the purchase of up to 2,604,500 shares of Class B Common Stock, with 1,004,500 issued at a weighted average price per share of approximately $10.48 and 1,600,000 at a price per share to be determined upon public offering of the Company's common stock or in connection with a change in control of the Company. These warrants have different terms based on vesting conditions and triggering events. As of December 31, 2024, the Company recognized $2.4 million in stock-based compensation expense related to the vested portion.

Stock Issuance Costs

We have engaged various service providers to assist with our stock offerings, including:

- **Administrative and technology service providers:** These firms provide support for our stock offerings, including administrative tasks and technology solutions. We typically pay these providers a commission of around 1% on stock sales.

- **Electronic investor platforms:** These platforms facilitate online investment transactions. We pay fees to these platforms, which may include monthly service fees, payment processing fees, and commissions. These fees can vary but typically range from 0.5% to 4% of the value of the stock sold. In some cases, we have also paid commissions in the form of company stock, up to 2% of the value of the stock sold.

The fees paid to these service providers are considered stock issuance costs and are offset against additional paid-in capital on our balance sheet.

As of December 31, 2024, the Company had Class B common stock subscriptions receivable of $0.3 million. Costs of issuing common stock were $1.9 million and $1.8 million for the years ended December 31, 2024 and 2023, respectively.

NOTE 10 – INCOME TAXES

We have capitalized start-up, research and development, and other costs for tax purposes that resulted in timing differences and deferred tax assets. We have recorded a full valuation allowance against our U.S. federal and state deferred tax assets because it is not more likely than not that our deferred tax assets will be realized.

A reconciliation of the U.S. federal statutory income tax rate of 21% to our effective income tax rate from continuing operations is as follows:

	December 31, 2024	December 31, 2023 (as restated)
Expected federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	7.1%	8.4%
Tax credits	1.9%	2.6%
Deferred tax adjustments	2.8%	4.3%
Change in valuation allowance	(32.8)%	(36.3)%
Income tax expense	0.0%	0.0%

Approximate deferred tax assets resulting from timing differences between financial and tax bases were associated with the following items (in thousands):

	December 31, 2024		December 31, 2023 (as restated)	
Deferred tax assets				
Capitalized start-up costs	$	8,901	$	9,586
Capitalized research and development costs		12,572		12,614
Stock compensation		17,893		14,513
Net operating loss carryforward		12,255		6,554
Deferred revenue		1,143		-
Intangible assets		261		158
Fixed assets		54		97
Other		131		198
Tax credit carryforward		3,117		2,467
Total deferred tax assets		56,327		46,187
Valuation allowance	$	(56,327)	$	(46,187)
Net deferred tax assets		-		-

The Company is subject to tax in U.S. federal and state jurisdictions. As of December 31, 2024, the Company has unused U.S. federal and state net operating loss (NOL) carryforwards of approximately $44.7 million that may be applied against future taxable income. The state NOL carryforwards begin to expire in 2044. The U.S. federal NOL carryforward may be carried forward indefinitely, however are limited to 80 percent of taxable income. The Company has unused U.S. federal and California research and experimentation (R&E) tax credit carryforwards of approximately $2.6 million and $0.5 million, respectively. The U.S. R&E tax credit carryforward begins to expire in 2042. The California R&E tax credit carryforward does not expire.

The use of the Company's NOL and R&E credit carryforwards may, however, be subject to limitations as a result of an ownership change. A corporation undergoes an "ownership change," in general, if a greater than 50% change (by value) in its equity ownership by one or more five percent stockholders (or certain groups of non five percent stockholders) over a three year period occurs. After such an ownership change, the corporation's use of its pre change NOL carryforwards and other pre change tax attributes to offset its post change income is subject to an annual limitation determined by the equity value of the corporation on the date the ownership change occurs multiplied by a rate determined monthly by the Internal Revenue Service.

If an ownership change occurs and if the Company earns net taxable income, the Company's ability to use its pre change NOLs to offset U.S. federal and taxable income would be subject to these limitations, which could potentially result in increased future tax liability compared to the tax liability the Company would incur if its use of NOL carryforwards were not so limited. In addition, for state income, franchise and similar tax purposes, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase the Company's state income, franchise, or similar taxes.

In accordance with ASC 740, "Income Taxes," the Company recorded a valuation allowance to fully offset its deferred tax assets, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2024 and 2023. The valuation allowance increased by approximately $10.1 million and $21.5 million during the years ended December 31, 2024 and 2023, respectively, mainly due to increases in the NOL carryforward and other deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets at each interim and annual balance sheet date based upon actual and forecasted operating results.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense. The Company did not have any significant unrecognized tax benefits during the years ended December 31, 2024 and 2023. The Company files income tax returns in the U.S. federal jurisdiction and several U.S. States. The Company's U.S. federal and state tax returns since 2021 and 2020, respectively, remain open to examination by the taxing authorities.

NOTE 11 – STOCK-BASED COMPENSATION

Stock Option and Incentive Plan

In June 2021, our Board approved and we adopted the 2021 Stock Option and Incentive Plan (the "Plan"). The Plan allows us and any future subsidiaries to grant incentive and non-statutory stock options, and restricted stock awards to our employees, non-employee directors and consultants. The primary purpose of the Plan is to enable us to attract, retain and motivate our employees, non-employee directors and consultants.

The Plan is administered by a Committee as defined in the Plan. The maximum aggregate number of common stock shares that may be granted under the Plan is 19,000,000. The Committee has full discretion to set the vesting criteria. The exercise price of stock options granted may not be less than 100% of the fair market value of our common stock on the date of grant. The Plan prohibits the repricing of outstanding stock options without prior shareholder approval. The term of stock options granted under the Plan may not exceed ten years. The Board may amend, alter, or discontinue the Plan, but shall obtain shareholder approval of any amendment as required by applicable law.

The number of shares of common stock that remain available for issuance under the Plan was 7,589,750 as of December 31, 2024.

Outstanding stock options generally expire 10 years from the date of grant and are exercisable when the options vest. Stock options generally vest over four years, one-quarter of such shares vesting on each year anniversary of the vesting commencement date. A summary of stock option activity is as follows (aggregate intrinsic values in thousands):

	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Balance at December 31, 2022	10,997,794	$ 5.15	$ 58,697	$ 4.28	8.8
Granted	1,791,441	10.13		8.29	9.4
Exercised	—	—		—	—
Cancelled	(983,580)	6.28		5.31	
Outstanding and expected to vest at December 31, 2023	11,805,655	$ 5.81	$ 55,344	$ 4.81	8.0
Granted	1,067,049	10.50		8.51	9.7

Exercised	(1,925)	3.80			3.32		—
Forfeited	(35,965)	10.43			8.75		
Expired	(1,424,564)	4.70			3.77		
Outstanding and expected to vest at December 31, 2024	11,410,250	$ 6.39	$	46,903	$ 5.28		6.8
Vested and exercisable at December 21, 2024	10,042,212	$ 6.06	$	44,561	$ 5.03		6.5

The total fair value of stock options granted during the year ended December 31, 2024 and 2023, respectively was $9.1 million and $14.9 million, respectively, which is being recognized over their respective vesting periods. The total fair value of stock options vested during the year ended December 31, 2024 and 2023 was approximately $9.0 million and $35.2 million, respectively.

Modification of Option Grants

During the years ended December 31, 2024 and 2023, the Company modified the post-termination exercise period for stock option awards granted to certain former employees, executives, and board members. Specifically, the modifications extended the period during which these individuals may exercise their options after leaving the Company. These changes resulted in incremental stock-based compensation expense of $5.5 million and $3.2 million in 2024 and 2023, respectively.

We estimate the fair value of the options utilizing the Black-Scholes option pricing model, which is dependent upon several variables, including expected option term, expected volatility of our share price over the expected term, expected risk-free interest.

Expected Option Term: The expected option term represents the period that options granted are expected to be outstanding. Given the limited historical exercise data of our stock options, we utilize the simplified method, to estimate the expected term. This method calculates the expected term as the midpoint between the vesting period and the contractual term of the options.

Expected Volatility: The expected volatility is a measure of the amount by which our share price is anticipated to fluctuate during the expected term of the options. We determine expected volatility based on the historical volatility of comparable publicly traded companies within our industry. These comparable companies were selected based on factors such as industry similarity, market capitalization, and stage of development. The historical volatility is calculated over a period consistent with the expected term of the options.

Risk-Free Interest Rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the grant date for periods corresponding to the expected term of the options.

Dividend Yield: The Company has not historically paid dividends and does not anticipate paying dividends in the foreseeable future. Therefore, the dividend yield is assumed to be zero.

These assumptions are evaluated and adjusted as necessary based on changes in market conditions and historical experience.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Weighted average risk-free interest rate	3.60%	3.92%
Weighted average expected volatility	107.15%	103.3%
Weighted average expected term (in years)	5.78	5.18
Expected dividend yield	0.0%	0.0%
Exercise price	$ 8.66	$ 5.81

The allocation of stock-based compensation expense for the year ended December 31, 2024 and 2023 was as follows (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023 (as restated)
General, selling, and administrative	$ 11,808	$ 26,585
Research and development	3,460	8,538
Total stock-based compensation	$ 15,268	$ 35,123

As of December 31, 2024 the total unrecognized compensation cost related to outstanding time-based options was $9.2 million, which is expected to be recognized over a weighted-average period of 1.31 years.

NOTE 12 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2023, we paid $89 thousand for investment advisory services provided by an ex-director of the Company.

NOTE 13 – SUBSEQUENT EVENTS

Regulation A+ Common Stock Offering

In November 2024, the Company commenced a Regulation A+ offering of its Class B common stock priced at $14.80 per share. The total amount that can be raised through this offering is $15 million and remains ongoing. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $100 thousand through this offering.

Regulation D Class B Common Stock Offering

In November 2024, the Company commenced a Regulation D Rule 506(c) offering of its Class B common stock priced at $10.50 per share. The total amount that can be raised through this offering is $20 million. This offering remains ongoing and is limited to accredited investors. Subsequent to the balance sheet date and through the date of this filing, the Company raised an additional $348 thousand through this offering.

Extension of Post-Termination Exercise Period

In January 2025, the Company extended the post-termination exercise period of 542,274 stock options that were granted to a former employee by 12 months.

Other

The Company has evaluated subsequent events that have occurred through the date of this filing and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTERA MOTORS CORP.

/s/ Chris Anthony

_____

By Chris Anthony

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chris Anthony

_____

Co-Chief Executive Officer, Principal Financial
Officer, Principal Accounting Officer, Director

Date: April 2, 2025

/s/ Steve Fambro

_____

Steve Fambro, Co-Chief Executive Officer, Director

Date: April 2, 2025